UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From      to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 25, 2024	/s/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 25, 2024	/s/ ANITA MEHRA
Anita Mehra
Member of 401(k) Administrative Committee

Date: June 25, 2024	/s/ FRED THIELE
Fred Thiele
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2023;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3

Notes to Financial Statements	4

Supplemental Schedules:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023	11

Supplemental Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2023	66

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Microsoft Corporation Savings Plus 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2023 and delinquent participant contributions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 25, 2024

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2023	2022

ASSETS
Cash	$9,294,980	$8,857,659
Investments, at fair value	52,943,036,579	39,323,107,029
Receivables:
Participant loans	236,839,722	219,986,462
Other receivables	36,682,148	50,716,489

Total receivables	273,521,870	270,702,951

Total assets	53,225,853,429	39,602,667,639

LIABILITIES
Operating payables	6,741,548	5,691,889
Other payables	12,185,093	10,919,183

Total liabilities	18,926,641	16,611,072

NET ASSETS AVAILABLE FOR BENEFITS	$53,206,926,788	$39,586,056,567

Refer to accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2023

ADDITIONS
Net investment income:
Interest and dividends	$304,011,436
Net increase in fair value of investments	10,600,843,971

Net investment income	10,904,855,407

Contributions:
Participant contributions	2,799,228,001
Rollover contributions	279,873,562
Employer contributions	1,104,421,787

Total contributions	4,183,523,350

Total additions	15,088,378,757

DEDUCTIONS
Benefits paid to participants	2,187,075,298

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	12,901,303,459
Transfers in	719,566,762

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	13,620,870,221

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	39,586,056,567

End of year	$53,206,926,788

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc.; Undead Labs; LinkedIn Corporation; GitHub, Inc.; inXile Entertainment, Inc. (“inXile”); Double Fine Productions (“Double Fine”) (effective December 8, 2022); Obsidian Entertainment, Inc. (“Obsidian”) (effective January 1, 2024); and ZeniMax Media Inc. (“ZeniMax”) (effective March 20, 2024). These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company (“Fidelity”) is the trustee and third-party administrator for the Plan. The information below summarizes certain aspects of the Plan as in effect during 2023, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as amounts earned with respect to any equity-based compensation plan, program, grant, award, or benefit, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, severance plan payments, unused accrued vacation payments, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. During 2023, the maximum annual 401(k) pre-tax and Roth contribution limit was $22,500, and the maximum annual catch-up contribution to the Plan was $7,500. Additionally, participants could contribute up to $32,250 for 2023 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time. The Plan is required to return contributions received during the Plan year in excess of such limits.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Participants may also make rollover contributions to the plan from an individual retirement account (“IRA”) or annuity described in Internal Revenue Code (“IRC”) Section 408(a), 408(b), 408(k), or 408(p) that is eligible to be rolled over and would otherwise be includible in gross income.

Participant contributions are recorded when withheld.

Employer Contributions

The Company and all other participating employers excluding inXile and Double Fine provide participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. For inXile and Double Fine, the participating employer provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.25 for every $1.00 contributed. The matching contribution is provided for up to 50 percent, or 25 percent for inXile and Double Fine, of the maximum annual 401(k) pre-tax and Roth Internal Revenue Service (“IRS”) contribution limit (not including catch-up contributions). Participants do not receive a match on after-tax contributions.

Employer matching contributions are recorded when participant contributions are withheld.

Transfers

Obsidian was acquired by the Company in 2019 and the Obsidian Entertainment 401(k) Plan assets in the amount of $39,817,653 merged into the Plan in December 2023. Nuance Communications, Inc. was acquired by the Company in 2022 and the Nuance Communications, Inc. 401(k) Plan assets in the amount of $679,749,109 merged into the Plan in September 2023. The merged amounts are included as transfers in on the statement of changes in net assets available for benefits for the year ended December 31, 2023.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of investment earnings, gains and losses, and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need. Hardship withdrawals are further limited to contributions, and earnings thereon, to participants’ pre-tax, pre-tax catch-up, Roth, and Roth catch-up accounts.

Active participants may also generally take a withdrawal at any time from their rollover and after-tax accounts within the Plan. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Participants may also withdraw all, or any portion, of their pre-tax and Roth contributions during a leave of absence to perform qualified military service of at least 30 days, subject to a six-month suspension on future non-rollover contributions to the Plan, or if they elect a qualified reservist distribution. The distribution generally must be made in a single lump sum cash payment, except that distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active and terminated participants may convert any Plan balances (other than outstanding loans) to a Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions and geopolitical events, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statement of changes in net assets available for benefits.

Receivables and Payables

As of December 31, 2023 and 2022, operating payables primarily consisted of accrued investment management expenses for the separately managed accounts. Other receivables and payables primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2023 and 2022, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Brokerage account holdings include a variety of common stocks and mutual funds.

Common collective trusts are valued using the Net Asset Value (“NAV”) as a practical expedient and are not categorized in the fair value hierarchy. NAV is provided by the fund’s issuer and is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the fund’s issuer reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The underlying portfolios of the common collective trusts are comprised of a mix of stocks, bonds, commodities, and cash.

Two of the common collective trusts, the State Street Short Term Investment Fund (“Fid Bank Trust St Inv Fund”) and the State Street Government Short Term Investment Fund (“SSBK Govt STIF Fund”), do not file as direct filing entities with the Department of Labor. The investment strategy of both of these funds is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The Fid Bank Trust St Inv Fund invests primarily in short-term instruments such as certificates of deposit and commercial paper. The SSBK Govt STIF Fund invests primarily in repurchase agreements and U.S. Treasury obligations.

Financial Instruments Measured at Fair Value

December 31, 2023	Level 1	Level 2	Total

Mutual funds	$7,148,750,361	$0	$7,148,750,361
Microsoft Common Stock	4,854,442,186	0	4,854,442,186
Separately managed accounts:
Publicly-traded stock	5,229,415,403	0	5,229,415,403
Mutual funds	0	1,458,233,152	1,458,233,152
Other	0	43,278,856	43,278,856
Brokerage accounts	3,498,485,644	104,141,518	3,602,627,162

Total	$20,731,093,594	$1,605,653,526	22,336,747,120
Common collective trusts measured at NAV			30,188,379,133
Separately managed accounts:
Common collective trusts measured at NAV			417,910,326

Total Investments			$52,943,036,579

December 31, 2022	Level 1	Level 2	Total

Mutual funds	$790,021,607	$0	$790,021,607
Microsoft Common Stock	3,272,302,023	0	3,272,302,023
Separately managed accounts:
Publicly-traded stock	4,221,176,485	0	4,221,176,485
Mutual funds	0	1,220,772,677	1,220,772,677
Other	0	58,612,749	58,612,749
Brokerage accounts	2,395,711,773	56,959,708	2,452,671,481

Total	$10,679,211,888	$1,336,345,134	12,015,557,022

Common collective trusts measured at NAV			26,885,468,752
Separately managed accounts:
Common collective trusts measured at NAV			422,081,255

Total Investments			$39,323,107,029

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of December 31, 2023 and 2022 and for the year ended December 31, 2023. These derivative instruments are primarily a component of the “Other” caption of separately managed accounts in Note 2 – Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for certain acquired legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for certain acquired legacy loans) or be less than 12 months.

The interest rate for participant loans is one percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2023 was 3.25 percent to 10.00 percent, maturing at various dates through October 2046. The range of interest rates for outstanding General Loans as of December 31, 2023 was 4.25 percent to 9.50 percent, maturing at various dates through January 2029.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to set up monthly electronic loan payments or pay off the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. Terminated employees who roll over their Plan account balance to an IRA, Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The IRS has determined and informed the Plan, by a letter dated October 7, 2022, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from December 19, 2013 through December 15, 2021, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since the last date that was covered by the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Plan investments include common collective trusts that are managed by affiliates of Fidelity; therefore, these transactions qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2023 and 2022, the Plan held 12,909,377 shares of Microsoft Common Stock valued at $4,854,442,186 and 13,644,825 shares of Microsoft Common Stock valued at $3,272,302,023, respectively. During the year ended December 31, 2023, the Plan recorded Microsoft Common Stock dividend income of $37,025,454.

Participant loans, which are secured by the vested balances in the participants’ accounts, also qualify as party-in-interest transactions.

Nonexempt Party-In-Interest Transactions

There were two instances in 2022 when the Plan, due to administrative errors, remitted some participants’ contributions to Fidelity later than required under Department of Labor Regulation Sec. 2510.3-102. Both late remittances were promptly discovered, funded, and self-corrected, and were timely reported on IRS Form 5330, with payment of applicable excise taxes. The impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. The aggregate amount of late contributions in 2022 totaled $209,867, of which $173,583 were remediated in 2022 and $36,284 were remediated in 2023, resulting in credits to participant accounts of $27 in 2023. There were no late contributions in 2023.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500:

December 31,	2023	2022

Net assets available for benefits per the financial statements	$53,206,926,788	$39,586,056,567
Benefits payable	(3,981,977)	(1,357,055)

Net assets per the Form 5500	$53,202,944,811	$39,584,699,512

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2023

Benefits paid to participants per the financial statements	$2,187,075,298
Increase in benefits payable at year end	2,624,922

Benefits paid to participants per the Form 5500	$2,189,700,220

Benefits payable are recorded on the Form 5500 for payments to participants who requested and were approved payment by December 31, but had not been paid as of that date.

NOTE 8 — SUBSEQUENT EVENTS

ZeniMax was acquired by the Company in 2021 and the ZeniMax 401(k) Savings Plan assets were merged into the Plan in March 2024. The total amount of assets transferred into the Plan due to this merger was $234,001,569. ZeniMax became a participating employer in the Plan effective March 20, 2024.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BROKERAGE ACCOUNTS

BrokerageLink *	3,602,627,162		$3,602,627,162

COMMON COLLECTIVE TRUSTS

BlackRock LifePath Index 2025 Unitized Account M	16,508,228		179,170,402
BlackRock LifePath Index 2030 Unitized Account M	174,865,256		1,928,396,559
BlackRock LifePath Index 2035 Unitized Account M	47,692,400		533,615,954
BlackRock LifePath Index 2040 Unitized Account M	328,817,973		3,731,163,303
BlackRock LifePath Index 2045 Unitized Account M	74,613,234		857,604,507
BlackRock LifePath Index 2050 Unitized Account M	357,757,058		4,145,724,560
BlackRock LifePath Index 2055 Unitized Account M	92,515,691		1,074,606,754
BlackRock LifePath Index 2060 Unitized Account M	131,625,576		1,529,081,153
BlackRock LifePath Index 2065 Unitized Account M	24,641,872		286,375,521
BlackRock LifePath Index Retirement Unitized Account M	52,843,414		570,465,791
BlackRock Short-term Investment Fund	999,345,283		999,345,283
Fidelity Contrafund Pool Class S **	97,593,873		3,301,600,740
Fidelity Growth Company Pool Class S **	100,764,181		5,220,592,236
PIMCO Inflation Response CIT Class I	9,665,289		96,942,846
Vanguard Russell 1000 Growth Index Trust	7,102,720		2,601,229,324
Vanguard Russell 1000 Value Index Trust	8,027,613		1,774,263,122
Vanguard Russell 2000 Growth Index Trust	6,555,025		1,358,201,078

EMPLOYER STOCK

Microsoft Common Stock **	12,909,377		4,854,442,186

MUTUAL FUNDS

PIMCO All Asset All Authority Fund Institutional Class	4,363,235		28,317,398
Vanguard 500 Index Institutional Select Shares	27,664,308		6,451,869,820
Vanguard Short-Term Bond Index Fund Institutional Plus Shares	66,194,371		668,563,143

SEPARATELY MANAGED ACCOUNTS

Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		250
EURO MONETARY UNIT.	328		363
SWISS FRANC	0		1
Publicly-traded Common Stock
ARGENX SE SPONSORED ADR	148,474		56,483,964

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ARISTA NETWORKS INC	138,170		32,540,417
ARTHUR J GALLAGHAR AND CO	125,122		28,137,435
ASCENDIS PHARMA AS SPON ADR	436,042		54,919,490
ATLASSIAN CORP PLC CLS A	322,488		76,706,996
BENTLEY SYS INC CL B	513,622		26,800,796
BJS WHSL CLUB HLDGS INC	220,781		14,717,261
CELSIUS HOLDINGS INC	271,990		14,828,895
CERIDIAN HCM HLDG INC	447,545		30,039,220
CHIPOTLE MEXICAN GRILL INC	31,602		72,272,510
COSTAR GROUP INC	315,138		27,539,910
DATADOG INC CL A	215,858		26,200,844
DECKERS OUTDOOR CORP	22,521		15,053,712
DEXCOM INC	445,692		55,305,920
DOMINOS PIZZA INC	42,445		17,497,102
EQUIFAX INC	68,731		16,996,489
ETSY INC	175,999		14,264,719
EXACT SCIENCES CORP	488,030		36,104,459
FIVE BELOW INC	126,052		26,869,244
FORTIVE CORP	474,130		34,910,192
GERRESHEIMER AG	274,961		28,639,300
GLOBAL PAYMENTS INC	239,797		30,454,219
HALOZYME THERAPEUTICS INC	320,647		11,273,280
HUBBELL INC	71,758		23,603,359
HUBSPOT INC	90,948		52,798,952
INGERSOLL RAND INC	696,107		53,836,915
IRHYTHM TECHNOLOGIES INC	206,666		22,121,529
JABIL INC	196,261		25,003,651
KEYSIGHT TECHNOLOGIES INC	102,793		16,353,338
LATTICE SEMICONDUCTOR CORP	924,886		63,807,885
LIBERTY MEDIA CORP LIBERTY FORMULA ONE CL C	197,527		12,469,880
LIVE NATION ENTERTAINMENT INC	297,059		27,804,722
LULULEMON ATHLETICA INC	40,129		20,517,556
MARKETAXESS HLDGS INC	35,697		10,453,866
MONOLITHIC POWER SYS INC	68,858		43,434,249
MSCI INC	34,296		19,399,532
NU HOLDINGS LTD/CAYMAN ISLANDS	1,343,679		11,192,846
NVR INC	1,963		13,741,883
ON SEMICONDUCTOR CORP	429,699		35,892,757
POOL CORP	42,573		16,974,281
QUANTA SVCS INC	142,670		30,788,186

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
REPLIGEN	162,751		29,262,630
ROBLOX CORP	508,937		23,268,600
ROCKWELL AUTOMATION INC	32,412		10,063,278
RYAN SPECIALTY HOLDINGS INC	289,250		12,443,535
SAIA INC	87,175		38,201,829
SHOCKWAVE MEDICAL INC	125,053		23,830,100
SHOPIFY INC CL A	438,649		34,170,757
SPOTIFY TECHNOLOGY SA	181,262		34,060,942
SYNOPSYS INC	89,755		46,215,747
TAKE-TWO INTERACTV SOFTWR INC	111,391		17,928,381
TRADEWEB MARKETS INC A	351,791		31,970,766
TREX CO INC	410,970		34,024,206
TWIST BIOSCIENCE CORP	245,262		9,040,357
TYLER TECHNOLOGIES INC	91,150		38,111,638
VEEVA SYS INC CL A	270,549		52,086,093
VERISK ANALYTICS INC	89,869		21,466,109
WESCO INTERNATIONAL INC	104,480		18,166,982
WEST PHARMACEUTICAL SVCS INC	154,447		54,383,878
WINGSTOP INC	58,191		14,930,647
XYLEM INC	81,532		10,298,690
ZSCALER INC	94,814		21,006,990
Common Collective Trusts
SSBK GOVT STIF FUND	26,876,862		26,876,862

Artisan Mid Cap Account Total			1,850,561,392

SMID Cap Value Account
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	15,969		172,146
1STDIBS.COM INC	7,648		35,793
23ANDME HOLDING CO CL A	19,171		17,513
2SEVENTY BIO INC-W/I	1,040		4,441
2U INC	10,474		12,883
3D SYSTEMS CORP DEL	42,700		271,145
AADI BIOSCIENCES INC	4,977		10,054
AAR CORP	13,561		846,206
AARON’S CO INC/THE	13,431		146,129
ABERCROMBIE & FITCH CO CL A	22,073		1,947,280
ABM INDUSTRIES INC	19,840		889,427
ABSCI CORP	7,135		29,967
ACACIA RESEARCH—ACACIA TECH	2,978		11,674

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ACADEMY SPORTS & OUTDOORS INC	27,587		1,820,742
ACADIA HEALTHCARE CO INC	5,200		404,352
ACCO BRANDS CORP	43,876		266,766
ACCOLADE INC	14,307		171,827
ACI WORLDWIDE INC	47,926		1,466,536
ACME UNITED CORP	770		33,002
ACNB CORPORATION	2,411		107,916
ACUMEN PHARMACEUTICALS INC	2,248		8,632
ADA-ES INC	6,360		18,953
ADAMS RESOURCES AND ENERGY INC	164		4,294
ADAPTHEALTH CORP	16,506		120,329
ADDUS HOMECARE CORP	7,629		708,353
ADICET BIO INC	13,770		26,025
ADIENT PLC	29,894		1,086,946
ADT INC	211,896		1,445,131
ADTALEM GLOBAL EDUCATION INC	64,763		3,817,779
ADVANSIX INC	12,116		362,995
ADVANTAGE SOLUTIONS INC A	20,838		75,434
AERSALE CORP	9,128		115,880
AFFILIATED MANAGERS GRP INC	31,986		4,843,320
AGCO CORP	10,499		1,274,684
AGILITI INC	17,677		140,002
AGIOS PHARMACEUTICALS INC	25,888		576,526
AIR LEASE CORP CL A	35,005		1,468,110
AIR TRANSPORT SERVICES GROUP	30,943		544,906
AIRGAIN INC	1,538		5,475
ALAMO GROUP INC	5,229		1,099,084
ALASKA AIR GROUP INC	35,423		1,383,977
ALBANY INTERNATIONAL CORP CL A	2,371		232,880
ALCOA CORP	49,940		1,697,960
ALERUS FINANCIAL CORP	5,184		116,070
ALEXION PHARMACEUTICALS INC (CVR) RT	65,534		1
ALICO INC	3,302		96,022
ALIGHT INC CL A	50,246		428,598
ALLAKOS INC	24,773		67,630
ALLEGIANT TRAVEL CO	5,679		469,142
ALLIENT INC	7,045		212,829
ALLOGENE THERAPEUTICS INC	9,944		31,920
ALLY FINANCIAL INC	44,785		1,563,892
ALPHA & OMEGA SEMICNDTR LTD	12,664		330,024

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ALPHA METALLURGICAL RESOURCES INC	4,699		1,592,585
ALPINE IMMUNE SCIENCES INC	1,560		29,734
ALTA EQUIPMENT GROUP INC	5,214		64,497
ALTO INGREDIENTS INC	30,426		80,933
ALX ONCOLOGY HOLDINGS INC	2,568		38,238
AMALGAMATED FINANCIAL CORP	11,305		304,557
A-MARK PRECIOUS METALS INC	10,539		318,805
AMBAC FINANCIAL GROUP INC	18,745		308,918
AMC NETWORKS INC CL A	12,876		241,940
AMEDISYS INC	5,089		483,760
AMERANT BANCORP INC	10,625		261,056
AMERESCO INC-CL A	3,072		97,290
AMERICAN AXLE & MFG HLDGS INC	53,803		474,004
AMERICAN EAGLE OUTFITTERS INC	69,940		1,479,930
AMERICAN EQY INVT LIFE HLD CO	31,374		1,750,669
AMERICAN NATL BANKSHARES INC	4,418		215,378
AMERICAN OUTDOOR BRANDS INC	5,171		43,436
AMERICAN PUBLIC EDUCATION INC	8,461		81,649
AMERICAN SOFTWARE INC CL A	2,593		29,301
AMERICAN SUPERCONDUCTOR CORP	13,509		150,490
AMERICAN VANGUARD CORP	13,041		143,060
AMERICAN WELL CORP	25,823		38,476
AMERICAN WOODMARK	7,181		666,756
AMERICAS CAR MART INC	2,878		218,066
AMERIS BANCORP	24,144		1,280,839
AMES NATIONAL CORP	3,853		82,223
AMKOR TECHNOLOGY INC	87,927		2,925,331
AMMO INC	12,750		26,775
AMNEAL PHARMACEUTICALS INC	24,831		150,724
AMPCO-PITTSBURG CORP	4,928		13,453
AMPLIFY ENERGY CORP NEW	7,394		43,846
AMTECH SYSTEMS INC	5,802		24,368
ANDERSONS INC	14,607		840,487
ANGI INC	26,416		65,776
ANGIODYNAMICS INC	16,901		132,504
ANI PHARMACEUTICALS INC	3,997		220,395
ANIKA THERAPEUTICS INC	6,658		150,870
ANTERO MIDSTREAM CORP	26,033		326,193
ANTERO RES CORP	64,879		1,471,456
ANYWHERE REAL ESTATE INC	42,226		342,453

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
API GROUP CORP	6,065		209,849
APOGEE ENTERPRISES INC	8,944		477,699
APPLIED OPTOELECTRONICS INC	1,108		21,407
ARC Document Solutions Inc	9,809		32,174
ARCBEST CORP	9,122		1,096,556
ARCH RESOURCES INC CL A	6,065		1,006,426
ARCHROCK INC	59,178		911,341
ARCOSA INC	50,459		4,169,932
ARCTURUS THERAPEUTICS HOLDINGS INC	4,657		146,835
ARCUS BIOSCIENCES INC	2,070		39,537
ARDMORE SHIPPING CORP	18,086		254,832
ARGAN INC	6,088		284,858
ARK RESTAURANTS CORP	298		4,217
ARMADA HOFFLER PROPERTIES INC	180,837		2,236,954
ARROW ELECTRONICS INC	23,923		2,924,587
ARROW FINANCIAL CORP	6,168		172,334
ARTIVION INC	8,199		146,598
ASBURY AUTOMOTIVE GROUP INC	4,928		1,108,652
ASCENT INDUSTRIES CO	1,300		12,428
ASGN INC	1,831		176,087
ASHLAND INC	17,735		1,495,238
ASPEN AEROGELS INC	3,542		55,893
ASPEN TECHNOLOGY INC	66		14,530
ASSETMARK FINANCIAL HOLDINGS INC	7,356		220,312
ASSOCIATED BANC CORP	56,125		1,200,514
ASSURED GUARANTY LTD	23,873		1,786,417
ASTEC INDUSTRIES INC	10,007		372,260
ASTRONICS CORP	10,947		190,697
ASTRONICS CORP CL B	1,109		19,341
ASURE SOFTWARE INC	9,241		87,974
ATHIRA PHARMA INC	11,266		27,376
ATLANTIC UN BANKSHARES CORP	27,960		1,021,658
ATLANTICUS HOLDINGS CORP	4,059		156,962
ATMOS ENERGY CORP	21,486		2,490,227
ATN INTERNATIONAL INC	7,576		295,237
ATYR PHARMA INC	10,213		14,400
AUTOLIV INC	993		109,419
AUTONATION INC	2,783		417,951
AVANOS MEDICAL INC	20,709		464,503
AVANTOR INC	139,977		3,195,675

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
AVERY DENNISON CORP	12,256		2,477,673
AVIAT NETWORKS INC	3,786		123,651
AVIDITY BIOSCIENCES	16,385		148,284
AVIENT CORP	22,148		920,692
AVNET INC	33,787		1,702,865
AWARE INC MASS	2,540		4,216
AXALTA COATING SYSTEMS LTD	97,144		3,299,982
AXIS CAPITAL HOLDINGS LTD	22,113		1,224,397
AXOS FINANCIAL INC	19,886		1,085,776
AXT INC	18,540		44,496
AZENTA INC	11,506		749,501
AZZ INC	6,898		400,705
B&G FOODS INC	4,762		50,001
BALLYS CORP	7,581		105,679
BANC OF CALIFORNIA INC	46,212		620,627
BANDWIDTH INC	9,672		139,954
BANK MARIN BANCORP	7,018		154,536
BANK OF NT BUTTERFIELD&SON LTD	5,096		163,123
BANK OZK	39,667		1,976,607
BANKFINANCIAL CORP	4,728		48,509
BANKUNITED INC	29,414		953,896
BANKWELL FINANCIAL GROUP INC	2,189		66,064
BANNER CORP	12,574		673,463
BAR HARBOR BANKSHARES	6,492		190,605
BARNES & NOBLE EDUCATION INC	19,319		28,785
BARNES GROUP INC	19,348		631,325
BASSETT FURNITURE INDS INC	4,591		76,211
BAYCOM CORP	5,268		124,272
BCB BANCORP INC	7,256		93,240
BEAZER HOMES USA INC	11,994		405,277
BEL FUSE INC NV CL B	4,487		299,597
BELDEN INC	2,275		175,744
BELLRING BRANDS INC	13,144		728,572
BENCHMARK ELECTRONICS INC	15,710		434,224
BERKSHIRE HILLS BANCORP INC	16,757		416,076
BERRY GLOBAL GROUP INC	21,657		1,459,465
BERRY PETROLEUM CORP	29,811		209,571
BEYOND INC	12,635		349,863
BGSF INC	3,387		31,838
BIG 5 SPORTING GOODS CORP	6,672		42,300

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BIG LOTS INC	12,020		93,636
BIGLARI HLDGS INC CL A	16		12,703
BIGLARI HLDGS INC CL B	790		130,295
BIO RAD LABS CL A	2,368		807,871
BIOVENTUS INC	1,608		8,474
BJ’S RESTAURANTS INC	9,543		343,643
BLADE AIR MOBILITY INC	9,771		34,492
BLUE FOUNDRY BANCORP	10,593		102,434
BLUE RIDGE BANKSHARES INC	3,934		11,920
BLUEBIRD BIO INC	8,723		12,038
BLUELINX HOLDINGS INC	4,065		460,605
BM TECHNOLOGIES INC	962		1,972
BOISE CASCADE CO	13,625		1,762,530
BOK FINANCIAL COMMON NEW	44,921		3,847,484
BOOT BARN HOLDINGS INC	1,577		121,051
BORGWARNER INC	108,422		3,886,929
BOSTON OMAHA CORP	12,245		192,614
BOYD GAMING CORP	70,095		4,388,648
BRADY CORPORATION CL A	7,706		452,265
BREAD FINANCIAL HOLDINGS	18,987		625,432
BRIDGEWATER BANCSHARES INC	9,513		128,616
BRIGHTCOVE INC	11,569		29,964
BRIGHTHOUSE FINANCIAL INC	24,718		1,308,077
BRIGHTVIEW HOLDINGS INC	26,064		219,459
BRISTOW GROUP INC	9,615		271,816
BROADWIND INC	6,565		18,185
BROOKDALE SENIOR LIVING INC	83,451		485,685
BROOKFIELD RENEWABLE CORP	4,779		148,988
BROOKLINE BANCORP INC	36,685		400,233
BRUNSWICK CORP	38,898		3,763,382
BUMBLE INC CL A	21,005		309,614
BUSINESS FIRST BANCSHARES INC	7,323		180,512
BWX TECHNOLOGIES INC	47,286		3,628,255
BYLINE BANCORP INC	14,598		343,929
C & F FINANCIAL CORP	810		55,234
C N A FINANCIAL CORP	344		14,555
C T S CORP	7,275		318,209
C4 THERAPEUTICS INC	8,053		45,499
CABLE ONE INC	325		180,892
CACI INTERNATIONAL INC	1,683		545,056

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
CADELER A/S-SPON ADR	9,327		171,617
CADENCE BANK	204,794		6,059,854
CALAVO GROWERS INC	1,939		57,026
CALEDONIA MINING CORP	1,072		13,078
CALERES INC	11,443		351,643
CALIFORNIA RES CORP	20,946		1,145,327
CALLON PETROLEUM CO	22,426		726,602
CAL-MAINE FOODS INC	16,159		927,365
CAMBIUM NETWORKS CORP	1,160		6,960
CAMBRIDGE BANCORP	1,621		112,497
CAMDEN NATIONAL CORP	5,915		222,581
CANNAE HOLDINGS INC	3,721		72,597
CAPITAL BANCORP INC/MD	3,425		82,885
CAPITAL CITY BANK GROUP INC	6,511		191,619
CAPITOL FED FINL (2ND STEP CV)	56,266		362,916
CAPRI HOLDINGS LTD	11,001		552,690
CAPSTAR FINANCIAL HOLDINGS INC	10,157		190,342
CARDLYTICS INC	3,687		33,957
CAREDX INC	5,659		67,908
CARGURUS INC CL A	827		19,980
CARISMA THERAPEUTICS INC	3,828		11,216
CARLISLE COS INC	12,563		3,925,058
CARLYLE GROUP INC (THE)	117,989		4,800,972
CARPARTS COM INC	11,741		37,102
CARPENTER TECHNOLOGY CORP	19,029		1,347,253
CARRIAGE SERVICES INC	2,680		67,027
CARROLS RESTAURANT GROUP INC	19,107		150,563
CARS.COM INC	18,290		346,961
CARTER BANKSHARES INC	9,554		143,023
CASELLA WASTE SYS INC CL A	46,916		4,009,441
CASTLE BIOSCIENCES INC	6,403		138,177
CATALENT INC	5,987		268,996
CATHAY GENERAL BANCORP	23,768		1,059,340
CATO CORP CL A	8,312		59,348
CAVCO INDUSTRIES INC	2,529		876,602
CBIZ INC	4,824		301,934
CBRE GROUP INC—CL A	17,771		1,654,302
CECO ENVIRONMENTAL CORP	15,768		319,775
CENTRAL GARDEN & PET CO	4,317		216,325
CENTRAL GARDEN & PET CO CL A	14,120		621,845

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
CENTRAL PACIFIC FINANCIAL CORP	11,554		227,383
CENTRAL VALLEY CMNTY BANCORP	4,797		107,213
CENTURY ALUMINUM COMPANY	12,560		152,478
CENTURY CASINOS INC	12,884		62,874
CENTURY COMMUNITIES INC	12,029		1,096,323
CERENCE INC	13,419		263,818
CERTARA INC	3,449		60,668
CEVA INC	5,774		131,128
CHARLES RIVER LABS INTL INC	14,006		3,311,018
CHEFS WAREHOUSE INC	5,866		172,636
CHEGG INC	22,982		261,076
CHEMUNG FINANCIAL CORP	1,055		52,539
CHESAPEAKE ENERGY CORP	8,771		729,007
CHICAGO RIVET & MACHINE CO	149		2,530
CHICOS FAS INC	9,490		71,934
CHORD ENERGY CORP	4,780		794,579
CHUYS HOLDINGS INC	6,808		260,270
CITI TRENDS INC	4,101		115,976
CITIZENS & NORTHERN CORP	6,652		149,204
CIVEO CORP	5,747		131,319
CIVISTA BANCSHARES INC	6,814		125,650
CIVITAS RESOURCES INC	6,437		483,583
CLARIVATE PLC	51,412		476,075
CLARUS CORP	9,989		68,874
CLEAN ENERGY FUELS CORP	70,596		270,383
CLEAN HARBORS INC	14,073		2,455,879
CLEANSPARK INC	35,938		396,396
CLEARWATER PAPER CORP	7,426		268,227
CLEVELAND-CLIFFS INC	87,774		1,792,345
CLIMB GLOBAL SOLUTIONS INC	1,029		56,420
CNB FINANCIAL CORP PA	9,327		210,697
CNO FINANCIAL GROUP INC	1,902		53,066
CNX RESOURCES CORP	61,595		1,231,900
COASTAL FINANCIAL CORP/WA	1,652		73,365
CODEXIS INC	5,200		15,860
CODORUS VALLEY BANCORP INC	2,594		66,666
COEUR MINING INC	117,531		383,151
COHERENT CORP	16,362		712,238
COHU INC	15,073		533,433
COLONY BANKCORP INC	4,016		53,413

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
COLUMBIA BANKING SYSTEMS INC	141,960		3,787,493
COLUMBIA FINANCIAL INC	4,963		95,687
COLUMBUS MCKINNON CORP NY	11,833		461,724
COMERICA INC	27,105		1,512,730
COMMERCIAL METALS CO	37,215		1,862,239
COMMERCIAL VEHICLE GROUP INC	12,135		85,066
COMMUNITY BANK SYSTEMS INC	8,381		436,734
COMMUNITY HEALTH SYS INC NEW	4,956		15,512
COMMUNITY TRUST BANCORP INC	7,154		313,774
COMPASS MINERALS INTL INC	5,056		128,018
COMPUTER PROGRAMS & SYSTEM INC	3,804		42,605
COMSCORE INC	1,765		29,476
COMSTOCK RESOURCES INC	69,249		612,854
COMTECH TELECOMMUNICATIONS NEW	11,848		99,879
CONCENTRIX CORP	31,272		3,071,223
CONCRETE PUMPING HOLDINGS INC	14,990		122,918
CONDUENT INC	84,834		309,644
CONNECTONE BANCORP INC	16,111		369,103
CONNS INC	8,360		37,118
CONSOL ENERGY INC—W/I	10,784		1,084,116
CONSOLIDATED COMM HLDGS INC	28,123		122,335
CONSUMER PORTFOLIO SVCS INC	9,102		85,286
CONTAINER STORE GROUP INC	21,650		49,362
CONTEXTLOGIC INC	235		1,398
COOPER STANDARD HOLDING INC	4,502		87,969
COPA HOLDINGS SA CL A	2,767		294,160
CORE & MAIN INC	86,260		3,485,767
CORE MOLDING TECH INC	1,116		20,679
CORSAIR GAMING INC	5,914		83,387
COSTAMARE INC	44,020		458,248
COVENANT LOGISTICS GROUP INC	3,894		179,280
CPI AEROSTRUCTURES INC	1,488		4,062
CRESCENT ENERGY INC A	3,606		47,635
CROSS COUNTRY HEALTHCARE INC	10,969		248,338
CROSSFIRST BANKSHARES INC	21,185		287,692
CRYOPORT INC	3,975		61,573
CULLINAN ONCOLOGY INC	9,525		97,060
CULP INC	2,575		14,909
CUMULUS MEDIA INC	7,318		38,932
CURTISS WRIGHT CORPORATION	25,352		5,648,172

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
CUSHMAN & WAKEFIELD PLC	67,096		724,637
CUSTOM TRUCK ONE SOURCE INC A	2,358		14,572
CUSTOMERS BANCORP INC	14,625		842,693
CVB FINANCIAL CORP	38,152		770,289
CYTEK BIOSCIENCES INC	2,822		25,737
DAILY JOURNAL CORP	459		156,436
DAKTRONICS INC	20,132		170,719
DANA INC	58,056		848,198
DARLING INGREDIENTS INC	161		8,024
DEFINITIVE HEALTHCARE CORP	9,482		94,251
DELEK US HOLDINGS INC	22,307		575,521
DELTA APPAREL INC	2,682		19,123
DELUXE CORP	16,565		355,319
DENTSPLY SIRONA INC	57,880		2,059,949
DESIGNER BRANDS INC	11,915		105,448
DESTINATION XL GROUP INC	11,119		48,924
DHI GROUP INC	17,193		44,530
DHT HOLDINGS INC	56,761		556,825
DIGI INTERNATIONAL INC	12,276		319,176
DIGITAL TURBINE INC	17,309		118,740
DILLARDS INC CL A	942		380,238
DIME COMMUNITY BANCSHARES INC	14,415		388,196
DIODES INC	8,705		700,927
DISH NETWORK CORP A	26,995		155,761
DISTRIBUTION SOLUTIONS GROUP INC	262		8,269
DMC GLOBAL INC	5,107		96,114
DONEGAL GROUP INC CL A	11,922		166,789
DORIAN LPG LTD	16,733		734,077
DORMAN PRODUCTS INC	5,027		419,302
DOUGLAS ELLIMAN INC	23,847		70,349
DRIL-QUIP INC	12,211		284,150
DT MIDSTREAM INC	17,248		945,190
DUCKHORN PORTFOLIO INC/THE	26,196		258,031
DUCOMMUN INC	5,306		276,230
DULUTH HOLDINGS INC CL B	8,903		47,898
DUN & BRADSTREET HOLDINGS IN	31,544		369,065
DXC TECHNOLOGY CO	73,415		1,679,001
DXP ENTERPRISES INC	8,041		270,982
DYCOM INDUSTRIES INC	3,015		346,996
DYNAVAX TECHNOLOGIES CORP	5,045		70,529

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
E2OPEN PARENT HOLDINGS INC	59,016		259,080
EAGLE BANCORP INC MD	11,022		332,203
EAGLE BANCORP MONTANA INC	1,313		20,732
EAGLE BULK SHIPPING INC	6,169		341,763
EAGLE PHARMACEUTICALS INC	4,550		23,797
EAST WEST BANCORP INC	1,558		112,098
EASTERN BANKSHARES INC	20,038		284,540
EASTERN CO	1,017		22,374
EASTGROUP PPTYS INC	14,752		2,707,582
EASTMAN CHEMICAL CO	549		49,311
EASTMAN KODAK CO	8,054		31,411
ECHOSTAR CORP CL A	16,554		274,300
ECOVYST INC	37,729		368,612
EDGEWELL PERSONAL CARE CO	19,971		731,538
EDGEWISE THERAPEUTICS INC	3,703		40,511
EDITAS MEDICINE INC	13,218		133,898
EHEALTH INC	4,212		36,729
EL POLLO LOCO HLDGS INC	16,367		144,357
ELANCO ANIMAL HEALTH INC	105,656		1,574,274
ELECTROMED INC	1,965		21,438
ELEMENT SOLUTIONS INC	155,532		3,599,010
EMCOR GROUP INC	19,012		4,095,755
EMERGENT BIOSOL	14,144		33,946
EMPLOYERS HOLDINGS INC	10,277		404,914
ENACT HOLDINGS INC	3,633		104,957
ENCOMPASS HEALTH CORP	31,404		2,095,275
ENCORE CAP GROUP INC	10,526		534,195
ENCORE WIRE CORPORATION	7,327		1,565,047
ENERSYS INC	8,390		847,054
ENHABIT HOME HEALTH & HOSPICE	14,304		148,046
ENNIS INC	11,000		241,010
ENOVA INTL INC	12,085		669,026
ENOVIS CORP	19,946		1,117,375
ENPRO INC	7,544		1,182,447
ENSTAR GROUP LTD	4,561		1,342,530
ENTERPRISE BANCORP INC	1,579		50,939
ENTERPRISE FINL SVCS CORP	12,063		538,613
ENTRAVISION COMMUN CRP CL A	27,825		116,030
ENVIRI CORP	25,347		228,123
ENVISTA HOLDINGS CORP	131,098		3,154,218

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
EPLUS INC	10,668		851,733
EPSILON ENERGY LTD	5,573		28,311
EQUITY BANCSHARES INC	7,137		241,944
ERASCA INC	5,553		11,828
ESAB CORP	4,476		387,711
ESCALADE	5,292		106,316
ESCO TECHNOLOGIES INC	7,586		887,790
ESPEY MFG.&ELECTRIC	135		2,525
ESSA BANCORP INC	1,688		33,794
ESSENT GROUP LTD	25,602		1,350,249
ETHAN ALLEN INTERIORS INC	11,542		368,421
EVANS BANCORP INC	1,632		51,457
EVOLUTION PETROLEUM CORP	10,168		59,076
EXPRO GROUP HOLDINGS NV	13,281		211,434
EZCORP INC CL A NON VTG	24,899		217,617
F&G ANNUITIES & LIFE INC	646		29,716
FABRINET	883		168,061
FARMER BROTHERS CO	5,384		16,475
FARMERS & MERCHANTS BANCO/OH	739		18,327
FARMERS NATL BANC CORP	12,993		187,749
FARO TECHNOLOGIES INC	7,246		163,252
FASTLY INC CL A	10,678		190,068
FB FINANCIAL CORP	14,231		567,105
FEDERAL AGRI MTG NON VTG CL C	1,897		362,744
FEDERAL SIGNAL CORP	38,590		2,961,397
FERROGLOBE PLC	22,218		144,639
FG GROUP HOLDINGS INC	1,943		2,856
FIDELITY NATIONAL FINL INC	6,692		341,426
FINANCIAL INSTITUTIONS INC	7,122		151,699
FIRST ADVANTAGE CORP	6,205		102,817
FIRST AMERICAN FINANCIAL CORP	51,550		3,321,882
FIRST BANCORP INC ME	3,950		111,469
FIRST BANCORP NC	12,472		461,589
FIRST BANCORP PUERTO RICO	53,253		876,012
FIRST BANCSHARES INC MISS	7,817		229,273
FIRST BANK/HAMILTON NJ	6,574		96,638
FIRST BUSEY CORP	21,246		527,326
FIRST BUSINESS FIN SVCS INC	2,857		114,566
FIRST COMMONWEALTH FINL CORP	38,545		595,135
FIRST COMMUNITY BANKSHARES INC	6,930		257,103

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
FIRST FINANCIAL BANCORP	33,783		802,346
FIRST FINANCIAL INDIANA	5,047		217,172
FIRST FINANCIAL NORTWEST INC	2,243		30,236
FIRST FOUNDATION INC/OLD	23,354		226,067
FIRST HAWAIIAN INC	39,274		897,804
FIRST HORIZON CORP	117,972		1,670,484
FIRST INTERNET BANCORP	4,214		101,937
FIRST INTST BANCSYST INC CL A	31,933		981,940
FIRST MERCHANTS CORP	21,176		785,206
FIRST MID BANCSHARES INC	7,649		265,114
FIRST NORTHWEST BANCORP	870		13,868
FIRST OF LONG ISLAND CORP	11,090		146,832
FIRST SAVINGS FINANCIAL GRP	313		5,258
FIRST SOURCE CORP	7,763		426,577
FIRST VIRGINIA COMMUNITY BANK	1,736		24,651
FIRST WATCH RESTAURANT GROUP INC	4,247		85,365
FIRST WESTERN FINANCIAL INC	2,576		51,082
FIVE POINT HOLDINGS LLC CL A	21,671		66,530
FLEXIBLE SOLUTIONS INTL INC	2,381		4,548
FLEXSTEEL IND	2,095		39,491
FLOWSERVE CORP	1,377		56,760
FLUOR CORP	9,154		358,562
FLUSHING FINANCIAL CORP	13,317		219,464
FNB CORP PA	124,105		1,708,926
FONAR CORP	1,418		27,736
FOOT LOCKER INC	32,055		998,513
FORESTAR GROUP INC	17,900		591,953
FORMFACTOR INC	5,002		208,633
FORRESTER RESEARCH INC	1,000		26,810
FORTITUDE GOLD CORP	2,396		14,280
FORUM ENERGY TECHNOLOGIES INC	3,074		68,151
FORWARD AIR CORP	33,576		2,110,923
FOSSIL INC	22,580		32,967
FOSTER L B CO CL A	3,687		81,077
FRESH DEL MONTE PRODUCE INC	17,960		471,450
FRIEDMAN INDS INC	2,003		30,966
FRONTIER COMMUNICATIONS PARENT INC	19,284		488,657
FRP HOLDINGS INC	4,052		254,790
FS BANCORP INC	3,375		124,740
FULCRUM THERAPEUTICS INC	13,888		93,744

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
FULGENT GENETICS INC	11,287		326,307
FULL HOUSE RESORTS INC	1,389		7,459
FULLER H B CO	53,510		4,356,249
FULTON FINANCIAL CORP	61,508		1,012,422
FUNKO INC A	8,081		62,466
FUTUREFUEL CORP	20,600		125,248
GAIA INC CL A	2,458		6,637
GANNETT CO INC	51,605		118,692
GAP INC	91,452		1,912,261
GATES INDUSTRIAL CORP PLC	63,695		854,787
GATOS SILVER INC	9,623		62,934
GATX CORP	4,556		547,722
GCM GROSVENOR INC—CLASS A	190,127		1,703,538
GENCO SHIPPING & TRADING LTD	16,532		274,266
GENCOR INDUSTRIES INC	1,918		30,957
GENERAC HOLDINGS INC	22,571		2,917,076
GENERATION BIO	12,747		21,033
GENESCO INC	5,773		203,267
GENIE ENERGY LTD B	7,583		213,310
GENTEX CORP	90,072		2,941,752
GENTHERM INC	1,559		81,629
GENWORTH FINANCIAL INC A	175,138		1,169,922
GEOSPACE TECHNOLOGIES CORP	3,943		51,101
GERMAN AMERICAN BANCORP INC	5,220		169,180
GIBRALTAR INDUSTRIES INC	9,510		751,100
G-III APPAREL GROUP LTD	18,717		636,004
GLACIER BANCORP INC	3,453		142,678
GLATFELTER CORP	15,082		29,259
GLOBUS MEDICAL INC	4,154		221,367
GMS INC	8,137		670,733
GOHEALTH INC	773		10,312
GOODRX HOLDINGS INC	13,590		91,053
GOODYEAR TIRE & RUBBER CO	104,142		1,491,313
GOPRO INC A	50,883		176,564
GORMAN-RUPP CO	4,534		161,093
GRAFTECH INTERNATIONAL LTD	13,806		30,235
GRAHAM CORPORATION	2,260		42,872
GRAHAM HOLDINGS CO	1,381		961,894
GRANITE CONSTRUCTION INC	15,916		809,488
GRAPHIC PACKAGING HOLDING CO	93,070		2,294,176

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
GRAY TELEVISION INC	37,118		332,577
GREAT LAKES DREDGE & DOCK CORP	25,439		195,372
GREAT SOUTHERN BANCORP INC	5,507		326,840
GREEN BRICK PARTNERS INC	10,175		528,490
GREEN DOT CORP CLASS-A	21,581		213,652
GREEN PLAINS INC	9,332		235,353
GREENBRIER COMPANIES INC	11,992		529,807
GREENLIGHT CAPITAL RE LTD A	11,767		134,379
GREIF INC CL A	6,962		456,638
GREIF INC CL B	3,144		207,535
GRID DYNAMICS HOLDINGS INC	10,885		145,097
GRITSTONE BIO INC	7,088		14,460
GROCERY OUTLET HOLDING CORP	18,113		488,326
GROUP 1 AUTOMOTIVE INC	5,718		1,742,503
GROWGENERATION CORP	22,803		57,236
GSI TECHNOLOGY INC	8,099		21,381
GUARANTY BANCSHARES INC	3,279		110,240
GUESS INC	20,738		478,218
GULF ISLAND FABRICATION INC	4,272		18,498
GULFPORT ENERGY CORP	2,055		273,726
HAIN CELESTIAL GROUP INC	21,407		234,407
HALLADOR PETROLEUM CO	10,182		90,009
HAMILTON BEACH BRANDS HOLDING CO CLASS A	2,518		44,040
HANCOCK WHITNEY CORP	27,864		1,353,912
HANMI FINANCIAL CORPORATION	13,086		253,868
HANOVER INSURANCE GROUP INC	19,218		2,333,450
HARBORONE NORTHEAST BANCORP INC	21,510		257,690
HARLEY-DAVIDSON INC	31,171		1,148,340
HARVARD BIOSCIENCES INC	12,988		69,486
HASBRO INC	31,926		1,630,142
HAVERTY FURNITURE COS INC	6,402		227,271
HAWAIIAN HLDGS INC	9,637		136,845
HAWKINS INC	4,202		295,905
HAYNES INTL INC	5,678		323,930
HAYWARD HOLDINGS INC	9,895		134,572
HBT FINANCIAL INC	3,062		64,639
HEALTH CATALYST INC	13,861		128,353
HEALTHCARE SERVICES GROUP INC	10,808		112,079
HEALTHSTREAM INC	9,621		260,056
HEARTLAND EXPRESS INC	18,377		262,056

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
HEARTLAND FINANCIAL USA INC	13,014		489,457
HECLA MINING CO	202,168		972,428
HEIDRICK & STRUGGLES INTL INC	8,506		251,182
HELEN OF TROY LTD	6,299		760,982
HELIOS TECHNOLOGIES INC	4,816		218,406
HELIX ENERGY SOL GRP INC	60,715		624,150
HELMERICH & PAYNE INC	29,576		1,071,243
HERC HOLDINGS INC	1,776		264,429
HERITAGE COMMERCE CORP	26,304		260,936
HERITAGE FINANCIAL CORP WASH	15,433		330,112
HERITAGE INSURANCE HOLDINGS INC	9,039		58,934
HERTZ GLOBAL HOLDINGS INC	31,315		325,363
HF FOODS GROUP INC	1,576		8,416
HF SINCLAIR CORP	41,183		2,288,539
HIBBETT INC	4,898		352,754
HILLENBRAND INC	3,859		184,653
HILLMAN SOLUTIONS CORP	12,305		113,329
HILLTOP HLDGS I	16,669		586,915
HILTON GRAND VACATIONS INC	14,772		593,539
HINGHAM INSTITUTION FOR SAVING	609		118,390
HIRERIGHT GIS GROUP HOLDINGS LLC	1,873		25,192
HNI CORP	8,728		365,092
HOME BANCORP INC	3,207		134,726
HOME BANCSHARES INC	38,704		980,372
HOMESTREET INC	5,968		61,470
HOMETRUST BANCSHARES INC	2,949		79,387
HONEST CO INC (THE)	23,780		78,474
HOOKER FURNISHINGS CORP	5,252		136,972
HOPE BANCORP INC	45,097		544,772
HORACE MANN EDUCATORS CORP	15,856		518,491
HORIZON BANCORP INC INDIANA	19,792		283,224
HOVNANIAN ENTERPRISES INC CL A	832		129,476
HOWARD HUGHES HOLDINGS INC	17,929		1,533,826
HUB GROUP INC CL A	7,829		719,798
HUDSON GLOBAL INC	195		3,034
HUDSON TECHNOLOGIES INC	11,280		152,167
HUNTSMAN CORP	58,320		1,465,582
HURCO INC	2,011		43,297
HURON CONSULTING GROUP INC	5,833		599,632
HYSTER-YALE MATERIALS HANDLING	3,280		203,983

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ICF INTERNATIONAL INC	39,954		5,357,432
ICHOR HOLDINGS LTD	12,584		423,200
ICU MEDICAL INC	2,627		262,017
IDENTIV INC	3,710		30,570
IES HOLDINGS INC	3,761		297,946
IHEARTMEDIA INC	3,118		8,325
IMMERSION CORP	5,657		39,938
IMMUNIC INC	1,352		2,028
INDEPENDENCE CONTRACT DRILLING	414		1,014
INDEPENDENT BANK CORP	9,334		242,871
INDEPENDENT BANK CORP MASS	57,755		3,800,857
INDEPENDENT BANK GROUP INC	15,542		790,777
INFORMATION SVCS GROUP INC	8,106		38,179
INGEVITY CORP	4,173		197,049
INGLES MARKETS INC-CL A	6,491		560,628
INGREDION INC	6,959		755,260
INNOSPEC INC	4,794		590,813
INNOVIVA INC	29,680		476,067
INOGEN INC	10,775		59,155
INOVIO PHARMACEUTICALS INC	4,757		2,426
INSTEEL INDUSTRIES INC	8,850		338,867
INTEGER HOLDINGS CORP	40,641		4,026,710
INTEGRA LIFESCIENCES HLDS CORP	7,668		333,941
INTEGRAL AD SCIENCE HOLDING CORP	11,967		172,205
INTERFACE INC	14,481		182,750
INTERNATIONAL BANCSHARES CORP	21,195		1,151,312
INTERNATIONAL PAPER CO	6,667		241,012
INTERNATIONAL SEAWAYS INC	17,963		816,957
INTERPUBLIC GROUP OF COS INC	170,708		5,571,909
INTEST CORP	5,222		71,019
INTEVAC INC	11,331		48,950
INTREPID POTASH INC	6,031		144,081
INVESCO LTD	123,858		2,209,627
INVESTAR HOLDING CORP	2,585		38,542
INVESTORS TITLE CO	559		90,636
IPG PHOTONICS CORP	457		49,603
IRONWOOD PHARMA CL A (PEND)	14,280		163,363
ISSUER DIRECT CORP	75		1,360
ITEOS THERAPEUTICS INC	10,085		110,431
ITRON INC	6,808		514,072

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
JACKSON FINANCIAL INC	25,260		1,293,312
JAKKS PACIFIC INC	555		19,730
JAMES RIVER GROUP HOLDINGS LTD	10,187		94,128
JANUS HENDERSON GROUP PLC	110,488		3,331,213
JEFFERIES FINANCIAL GROUP INC	46,476		1,878,095
JELD-WEN HOLDING INC	16,522		311,935
JETBLUE AIRWAYS CORP	108,560		602,508
JM SMUCKER CO/THE	12,703		1,605,405
JOHNSON OUTDOORS INC CL A	3,826		204,385
JONES LANG LASALLE INC	30,677		5,793,965
JUNIPER NETWORKS INC	15,304		451,162
KALVISTA PHARMACEUTICALS INC	7,691		94,215
KAMAN CORP	11,173		267,593
KARTOON STUDIOS INC	3,550		4,935
KB HOME	15,477		966,693
KEARNY FINANCIAL CORP	30,483		273,433
KELLY SERVICES INC CL A	15,018		324,689
KEMPER CORP	22,322		1,086,412
KENNAMETAL INC	125,358		3,232,983
KENNEDY-WILSON HOLDINGS INC	36,220		448,404
KEWAUNEE SCIENTIFIC CORP	239		6,948
KEYCORP	20,958		301,795
KIMBALL ELECTRONICS INC	11,421		307,796
KINGSTONE COS INC	617		1,314
KIRBY CORP	13,548		1,063,247
KNIFE RIVER HOLDING CO W/I	6,472		428,317
KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	40,250		2,320,413
KNOWLES CORP	29,963		536,637
KODIAK SCIENCES INC	12,850		39,064
KOHLS CORP	39,128		1,122,191
KOPPERS HLDGS INC	9,583		490,841
KORN FERRY	11,776		698,906
KRATOS DEFENSE & SEC SOLTN INC	21,636		438,994
KRONOS WORLDWIDE INC	20,465		203,422
KULICKE & SOFFA INDUSTRIES INC	23,637		1,293,417
KURA ONCOLOGY INC	14,919		214,535
KVH INDUSTRIES INC	8,126		42,743
KYNDRYL HOLDINGS INC	31,202		648,378
LA Z BOY INC	103,516		3,821,811
LABORATORY CORP OF AMER HLDGS	10,575		2,403,592

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
LAKELAND BANCORP INC	23,825		352,372
LAKELAND INDUSTRIES INC	2,673		49,557
LANCASTER COLONY CORP	9,004		1,498,176
LANDMARK BANCORP INC	420		8,140
LANDS END INC	12,908		123,400
LANDSEA HOMES CORP	3,339		43,874
LANTHEUS HLDGS INC	31,020		1,923,240
LANTRONIX INC	4,100		24,026
LARIMAR THERAPEUTICS INC	5,094		23,178
LATHAM GROUP INC	12,787		33,630
LAUREATE EDUCATION INC	31,587		433,058
LAZARD INC CL A	115,286		4,011,953
LAZYDAYS HOLDINGS INC	2,950		20,798
LCI INDUSTRIES	3,345		420,500
LCNB CORPORATION	3,694		58,254
LEAR CORP NEW	2,861		404,002
LEGACY HOUSING CORP	6,220		156,868
LEGGETT & PLATT INC	11,765		307,890
LENDINGCLUB CORP	44,971		393,047
LENSAR INC	2,985		10,477
LESLIE’S INC	161,684		1,117,236
LGI HOMES INC	8,462		1,126,800
LIBERTY BROADBAND CORP A	2,689		239,098
LIBERTY BROADBAND CORP C	2,761		256,921
LIBERTY ENERGY INC CL A	59,308		1,075,847
LIBERTY LATIN AMERICA LTD CL A	17,446		127,530
LIBERTY LATIN AMERICA LTD CL C	58,572		429,918
LIBERTY MEDIA CORP LIBERTY LIVE CL C	426		15,928
LIBERTY MEDIA CORP-LIBERTY LIVE CL A	575		21,016
LIBERTY MEDIA CORP-LIBERTY SIRIUSXM	21,003		604,466
LIBERTY MEDIA CORP-LIBERTY SIRIUSXM CL A	16,251		467,054
LIFE TIME GROUP HOLDINGS INC	29,505		444,935
LIFESTANCE HEALTH GROUP INC	15,371		120,355
LIFETIME BRANDS INC	8,755		58,746
LIGAND PHARMACEUTICALS	3,328		237,686
LIGHTPATH TECHNOLOGIES CL A	2,899		3,653
LIMBACH HOLDINGS INC	2,742		124,679
LIMONEIRA CO	7,365		151,940
LINCOLN EDUCATIONAL SERVICES	11,220		112,649
LIONS GATE ENTERMENT CORP A	5,530		60,277

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
LIONS GATE ENTERTAINMENT CORP B	31,969		325,764
LITHIA MOTORS INC CL A	5,294		1,743,208
LITTELFUSE INC	10,900		2,916,404
LIVANOVA PLC	2,400		124,176
LIVE OAK BANCSHARES INC	3,475		158,113
LIVENT CORP	12,990		233,560
LIVERAMP HOLDINGS INC	11,852		448,954
LL FLOORING HOLDINGS INC	12,990		50,661
LOVESAC	2,481		63,390
LSB INDUSTRIES INC	22,563		210,062
LSI INDUSTRIES INC	11,035		155,373
LUMEN TECHNOLOGIES INC	61,364		112,296
LUMENTUM HOLDINGS INC	7,924		415,376
LUMOS PHARMA INC	219		685
LUNA INNOVATIONS INC	9,838		65,423
LUTHER BURBANK CORP	17,037		182,466
LUXFER HOLDINGS PLC	2,647		23,664
M D C HOLDINGS INC	26,689		1,474,567
M/I HOMES INC	9,481		1,305,913
MACATAWA BK CORP	13,621		153,645
MACYS INC	73,003		1,468,820
MADISON SQUARE GARDEN ENTERTAINMENT CORP	112,205		3,566,997
MADISON SQUARE GARDEN SPORTS CORP	14,802		2,691,448
MAGNACHIP SEMICONDUCTOR	17,962		134,715
MAGNITE INC	30,295		282,955
MAGNOLIA OIL & GAS CORPO CL A	156,205		3,325,604
MAIDEN HLDGS LTD	19,931		45,642
MAINSTREET BANCSHARES INC	1,139		28,259
MALIBU BOATS INC CL A	2,361		129,430
MAMMOTH ENERGY SERVICES INC	12,745		56,843
MANCHESTER UNITED PLC	45,600		929,328
MANITOWOC CO INC	15,311		255,541
MANNATECH INC	149		1,171
MANPOWERGROUP INC	8,946		710,939
MARCHEX INC	648		881
MARCUS &MILLICHAP CO INC	8,800		384,384
MARCUS CORP	10,687		155,816
MARINEMAX INC	7,742		301,164
MARRIOTT VACATIONS WORLD	6,666		565,877
MARTEN TRANSPORT LTD	21,478		450,608

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
MASCO CORPORATION	41,794		2,799,362
MASONITE WORLDWIDE HOLDINGS	3,363		284,712
MASTEC INC	3,828		289,856
MASTERBRAND INC	10,602		157,440
MASTERCRAFT BOAT HOLDINGS INC	593		13,426
MATADOR RESOURCES COMPANY	110,875		6,304,353
MATERION CORP	6,245		812,662
MATIV INC	19,723		301,959
MATRIX SERVICE CO	12,612		123,345
MATSON INC	13,095		1,435,212
MATTEL INC	182,905		3,453,246
MATTERPORT INC	84,359		226,926
MATTHEWS INTL CORP CL A	12,787		468,644
MAXCYTE INC	3,740		17,578
MAXLINEAR INC	6,946		165,106
MAYVILLE ENGINEERING CO INC	5,672		81,790
MCEWEN MINING INC	1,191		8,587
MCGRATH RENTCORP	3,288		393,311
MDU RESOURCES GROUP INC	35,244		697,831
MERCANTILE BANK CORP	6,856		276,845
MERCER INTERNATIONAL INC	25,553		242,242
MERCHANTS BANCORP	7,585		322,969
MERCURY GENERAL CORP	16,219		605,131
MERCURY SYSTEMS INC	13,198		482,651
MERIDIAN CORP	1,835		25,507
MERIDIANLINK INC	3,125		77,406
MERITAGE HOMES CORP	7,496		1,305,803
MESA LABORATORIES INC	711		74,491
METHODE ELECTRONICS INC	11,608		263,850
METROCITY BANKSHARES INC	3,291		79,050
METROPOLITAN BANK HOLDING CORP	4,740		262,501
MGIC INVESTMENT CORP	98,895		1,907,685
MGP INGREDIENTS INC	1,094		107,781
MID PENN BANCORP INC	5,004		121,497
MIDLAND STATES BANCORP INC	10,041		276,730
MIDWESTONE FINANCIAL GRP INC	6,694		180,136
MILLER INDUSTRIES INC TENN	5,509		232,976
MILLERKNOLL INC	15,316		408,631
MINERALS TECHNOLOGIES INC	14,105		1,005,828
MIRION TECHNOLOGIES INC-A	7,656		78,474

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
MISSION PRODUCE INC	14,185		143,127
MISTRAS GROUP INC	9,530		69,760
MITEK SYSTEMS INC	4,620		60,245
MODINE MANUFACTURING CO	23,133		1,381,040
MOHAWK INDUSTRIES INC	52,763		5,460,971
MONARCH CASINO & RESORT INC	902		62,373
MONRO INC	5,847		171,551
MONTE ROSA THERAPEUTICS INC	2,422		13,684
MOOG INC CL A	6,956		1,007,090
MOSAIC CO NEW	5,439		247,930
MOTORCAR PARTS OF AMERICA INC	8,598		80,305
MOVADO GROUP INC	7,006		211,231
MP MATERIALS CORP	17,359		344,576
MR COOPER GROUP INC	18,745		1,220,674
MRC GLOBAL INC	19,462		214,277
MUELLER INDUSTRIES INC	18,242		860,110
MUELLER WATER PRODUCTS INC A	20,889		300,802
MURPHY OIL CORP	43,962		1,875,419
MVB FINANCIAL CORP	4,279		96,534
MYERS INDUSTRIES	8,725		170,574
MYRIAD GENETICS INC	15,251		291,904
NABORS INDUSTRIES LTD	1,185		96,732
NACCO INDUSTRIES INC CL A	2,139		78,074
NATIONAL BANKSHARES INC VA	1,587		51,339
NATIONAL BK HLDGS CORP	11,565		430,102
NATIONAL ENERGY SERVICES REUNITED CORP	18,321		88,792
NATIONAL HEALTHCARE CORP	6,497		600,453
NATIONAL PRESTO INDS	2,854		229,119
NATIONAL VISION HOLDINGS INC	18,830		394,112
NATIONAL WESTERN LIFE GROUP INC- A	1,501		725,013
NATURAL ALTERNATIVES INTL INC	743		4,770
NATURAL GAS SERVICES GROUP	4,845		77,908
NATURAL GROCERS VIT GROC INC	9,111		145,776
NATURES SUNSHINE PRODUCTS INC	7,569		130,868
NAUTILUS BIOTECHNOLOGY INC	3,101		9,272
NAVIENT CORP	56,155		1,045,606
NBT BANCORP INC	14,319		600,109
NCR ATLEOS CORP	62,578		1,520,020
NCR VOYIX CORP	125,226		2,117,572
NEKTAR THERAPEUTICS	43,549		24,605

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
NELNET INC CL A	9,984		880,788
NEOGENOMICS INC	1,545		24,998
NETGEAR INC	12,978		189,219
NETSCOUT SYSTEMS INC	27,390		601,211
NETSTREIT CORP	111,980		1,998,843
NETWORK-1 TECHNOLOGIES INC	2,182		4,757
NEURONETICS INC	2,246		6,513
NEW JERSEY RESOURCES CORP	8,649		385,572
NEW YORK COMMUNITY BANCORP INC	165,227		1,690,272
NEWELL BRANDS INC	108,240		939,523
NEWMARK GROUP INC CL A	50,453		552,965
NEWPARK RESOURCES INC	36,317		241,145
NEWS CORP NEW CL B	20,435		525,588
NEXA RESOURCES SA	6,444		46,010
NEXSTAR MEDIA GROUP INC	9,117		1,429,090
NEXTCURE INC	9,481		10,808
NGM BIOPHARMACEUTICALS INC	8,892		7,638
NICOLET BANKSHARES INC	4,575		368,196
NKARTA INC	6,030		39,798
NL INDUSTRIES	3,712		20,824
NLIGHT INC	8,696		117,396
NMI HOLDINGS INC A	31,972		948,929
NN INC	15,303		61,212
NORDIC AMERICAN TANKER LTD	72,222		303,332
NORTHEAST BANK	2,842		156,850
NORTHERN OIL AND GAS INC	7,736		286,774
NORTHERN TRUST CORP	35,463		2,992,368
NORTHFIELD BANCORP INC NEW	22,238		279,754
NORTHRIM BANCORP INC	1,647		94,225
NORTHWEST BANCSHARES INC	46,809		584,176
NORTHWEST PIPE CO	4,327		130,935
NORWOOD FINANCIAL CORP	395		12,999
NOV INC	42,628		864,496
NOW INC	38,446		435,209
NRG ENERGY INC	8,221		425,026
NU SKIN ENTERPRISES INC CL A	8,748		169,886
NURIX THERAPEUTICS INC	3,060		31,579
NUVATION BIO INC	11,913		17,989
NV5 GLOBAL INC	2,964		329,360
OAK VALLEY BANCORP	988		29,591

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
OCEANFIRST FINANCIAL CORP	21,359		370,792
OCWEN FINANCIAL CORP	3,188		98,063
ODP CORP/THE	15,814		890,328
OFG BANCORP	17,290		648,029
O-I GLASS INC	41,391		677,985
OIL STATES INTERNATIONAL INC	28,410		192,904
OIL-DRI CORP OF AMERICA	2,079		139,459
OLD NATIONAL BANCORP (IND)	223,777		3,779,594
OLD REPUBLIC INTL CORP	60,188		1,769,527
OLD SECOND BANCORP	13,492		208,316
OLEMA PHARMACEUTICALS INC	11,561		162,201
OLIN CORP	23,473		1,266,368
OLO INC	24,051		137,572
OLYMPIC STEEL INC	4,949		330,098
OMNIAB INC	17,236		106,346
OMNIAB INC—12.5 EARNOUT	682		3,315
OMNIAB INC—15.00 EARNOUT	682		3,130
OMNICELL INC	6,438		242,262
ON24 INC	15,100		118,988
ONEMAIN HOLDINGS INC	19,168		943,066
ONESPAN INC	2,903		31,120
ONEWATER MARINE CL A	3,325		112,352
ONTO INNOVATION INC	5,978		914,036
OP BANCORP	4,301		47,096
OPENDOOR TECHNOLOGIES INC	19,407		86,943
OPENLANE INC	36,096		534,582
OPKO HEALTH INC	164,972		249,108
OPORTUN FIN CORP	14,295		55,893
OPPENHEIMER HLDGS CL A NON-VTG	2,442		100,903
ORASURE TECHNOLOGIES INC	32,254		264,483
ORGANOGENESIS HOLDINGS INC CL A	18,123		74,123
ORGANON & CO	2,798		40,347
ORIGIN BANCORP INC	7,025		249,879
ORION GROUP HOLDINGS INC	10,871		53,703
ORION SA	6,666		184,848
ORMAT TECHNOLOGIES INC	1,167		88,447
ORRSTOWN FINANCIAL SERVICES	4,448		131,216
ORTHOFIX MEDICAL INC	12,178		164,159
ORTHOPEDIATRICS CORP	1,512		49,155
OSCAR HEALTH INC	37,001		338,559

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
OSHKOSH CORP	4,830		523,620
OSI SYSTEMS INC	3,227		416,444
OVERSEAS SHIPHLDG GRP INC NEW	35,947		189,441
OVINTIV INC	7,679		390,800
OWENS AND MINOR INC	27,988		539,329
OWENS CORNING INC	4,873		722,325
OXFORD INDUSTRIES	3,461		346,100
PACIFIC PREMIER BANCORP INC	31,716		923,253
PACIRA BIOSCIENCES INC	7,830		264,184
PACTIV EVERGREEN INC	20,833		285,620
PAM TRANSPORTAION	2,265		47,067
PANGAEA LOGISTICS SOLUTIONS LTD	16,057		132,310
PAR PACIFIC HOLDINGS INC	5,161		187,706
PARAMOUNT GLOBAL CL A	2,889		56,798
PARAMOUNT GLOBAL CL B	232,378		3,436,871
PARK AEROSPACE CORP	6,727		98,887
PARK NATIONAL CORP	1,640		217,890
PARK OHIO HLDGS CORP	5,102		137,550
PARKE BANCORP INC	3,744		75,816
PARSONS CORP	5,878		368,609
PATHWARD FINANCIAL INC	7,186		380,355
PATRICK INDUSTRIES INC	7,239		726,434
PATTERSON COMPANIES INC	20,994		597,279
PATTERSON-UTI ENERGY INC	90,666		979,193
PAYSAFE LTD	12,541		160,399
PBF ENERGY INC CL A	36,327		1,596,935
PC CONNECTION INC	8,710		585,399
PCB BANCORP	4,644		85,589
PDL BIOPHARMA INC	62,577		10,173
PEABODY ENERGY CORP	42,202		1,026,353
PEAPACK GLADSTONE FINL CORP	8,048		239,991
PEDIATRIX MEDICAL GROUP INC	30,749		285,966
PENN ENTERTAINMENT INC	40,005		1,040,930
PENNANT GROUP INC	2,438		33,937
PENNS WOODS BANCORP INC	1,124		25,301
PENNYMAC FINANCIAL SERVICES INC	15,513		1,370,884
PENSKE AUTOMOTIVE GROUP INC	14,704		2,360,139
PEOPLES BANCORP INC	15,258		515,110
PEOPLES BANCORP OF NC	350		10,567
PEOPLES FINANCIAL SERV CORP	875		42,613

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PERDOCEO EDUCATION CORP	29,827		523,762
PERFICIENT INC	34,426		2,265,919
PERFORMANCE FOOD GROUP CO	4,261		294,648
PERIMETER SOLUTIONS SA	2,313		10,640
PERMIAN RESOURCES CORP CL A	46,999		639,186
PERRIGO CO PLC	52,367		1,685,170
PERSONALIS INC	2,193		4,605
PETCO HEALTH AND WELLNESS CO INC	24,765		78,257
PETIQ INC CL A	11,875		234,531
PETMED EXPRESS INC	3,779		28,569
PGT INNOVATIONS INC	7,426		302,238
PHIBRO ANIMAL HEALTH CORP CL A	4,326		50,095
PHINIA INC	12,150		368,024
PHOTRONIC INC	21,272		667,303
PHX MINERALS INC A	12,255		39,461
PILGRIM’S PRIDE CORP NEW	14,967		413,987
PINNACLE FINL PARTNERS INC	15,150		1,321,383
PLAYA HOTELS & RESORTS NV	51,211		442,975
PLAYSTUDIOS INC A	3,549		9,618
PLEXUS CORP	38,330		4,144,623
PONCE FINANCIAL GROUP INC	9,817		95,814
POPULAR INC	24,880		2,041,902
POSEIDA THERAPEUTICS INC	4,484		15,066
POST HOLDINGS INC	17,885		1,574,953
POWELL INDUSTRIES INC	5,141		454,464
POWERFLEET INC	4,846		16,573
PRA GROUP INC	14,714		385,507
PREFERRED BANK LOS ANGELES	4,260		311,193
PREFORMED LINE PRODUCTS CO	2,238		299,579
PREMIER FINANCIAL CORP	15,010		361,741
PREMIER INC	29,661		663,220
PRESTIGE CONSUMER HEALTHCARE INC	55,509		3,398,261
PRICESMART INC	6,334		479,991
PRIMEENERGY RESOURCES CORP	629		66,894
PRIMIS FINANCIAL CORP	12,142		153,718
PRIMORIS SVCS CORP	17,569		583,466
PRINCETON BANCORP INC	1,134		40,711
PROASSURANCE CORPORATION	15,367		211,911
PROG HOLDINGS INC	2,838		87,723
PROPETRO HOLDING CORP	44,039		369,047

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PROPHASE LABS INC	974		4,402
PROSPERITY BANCSHARES INC	23,203		1,571,539
PROTO LABS INC	10,535		410,444
PROVIDENT BANCORP INC	1,300		13,091
PROVIDENT FINANCIAL HLDGS INC	1,165		14,691
PROVIDENT FINANCIAL SVCS INC	26,817		483,511
PUBMATIC INC CL A	7,043		114,871
PULTEGROUP INC	41,843		4,319,034
PVH CORP	19,398		2,368,884
PYXIS ONCOLOGY INC	5,267		9,481
QCR HOLDINGS INC	6,993		408,321
QUAD/GRAPHICS INC CL A	18,566		100,628
QUAKER HOUGHTON	1,178		251,409
QUANEX BUILDING PRODUCTS	10,995		336,117
QUANTERIX CORP	3,718		101,650
QUEST RESOURCE HOLDING CORP	2,431		17,819
QUIDELORTHO CORP	9,519		701,550
QUINSTREET INC	11,003		141,058
RADIAN GROUP INC	33,596		959,166
RADIANT LOGISTICS INC	21,142		140,383
RAFAEL HOLDINGS INC	1,783		3,263
RALPH LAUREN CORP	1,186		171,021
RAMACO RESOURCES INC	6,895		118,456
RAMACO RESOURCES INC-B	430		5,723
RANGE RESOURCES CORP	28,796		876,550
RANGER ENERGY SERVICES INC CL A	1,669		17,074
RANPAK HOLDINGS CORP A	2,028		11,803
RAYONIER ADVANCED MATERIALS	30,673		124,226
RBB BANCORP	7,400		140,896
RCI HOSPITALITY HOLDINGS INC	2,126		140,869
RE/MAX HOLDINGS INC CL A	8,862		118,130
READING INTL INC CL A	3,517		6,717
REGAL REXNORD CORP	14,811		2,192,324
REGENXBIO INC	13,181		236,599
REGIONAL MANAGEMENT CORP	4,231		106,113
REINSURANCE GROUP OF AMERICA	297		48,049
RELAY THERAPEUTICS INC	7,557		83,203
RENAISSANCERE HLDGS LTD	12,481		2,446,276
RENASANT CORP	20,787		700,106
REPAY HOLDINGS CORP	19,144		163,490

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
REPUBLIC BANCORP INC KY CL A	6,587		363,339
RESIDEO TECHNOLOGIES INC	191,378		3,601,734
RESOLUTE FOREST PRODUCTS INC US CVR RT	20,776		0
RESOURCES CONNECTION INC	15,484		219,408
REV GROUP INC	25,476		462,899
REVOLVE GROUP INC	3,655		60,600
REVVITY INC	3,823		417,892
REX AMERICAN RESOURCES CORP	6,965		329,445
RF INDUSTRIES LTD	211		641
RIBBON COMMUNICATIONS INC	61,397		178,051
RICHARDSON ELECTRONICS LTD	5,187		69,246
RICHMOND MUTUAL BANCORPORATION INC	677		7,792
RILEY EXPLORATION PERMIAN INC	28		763
RIOT PLATFORMS INC	18,895		292,306
RIVERVIEW BANCORP INC	7,656		48,998
ROCKY BRANDS INC	3,305		99,745
ROGERS CORP	3,282		433,454
ROOT INC	1,290		13,519
ROYAL CARIBBEAN CRUISES LTD	36,280		4,697,897
RPC INC	44,724		325,591
RUSH ENTERPRISES INC CL A	20,385		1,025,366
RUSH ENTERPRISES INC CL B	4,591		243,231
RYDER SYSTEM INC	9,713		1,117,578
RYERSON HOLDING CORP	14,193		492,213
S & T BANCORP	13,005		434,627
SAFETY INSURANCE GROUP INC	3,511		266,801
SAGA COMMUNICATIONS INC CL A	115		2,560
SAGE THERAPEUTICS INC	16,469		356,883
SALLY BEAUTY HLDGS INC	1,546		20,531
SANDRIDGE ENERGY INC	13,456		183,944
SANDY SPRING BANCORP INC	17,201		468,555
SANMINA CORP	22,149		1,137,794
SAPIENS INTL CORP NV	2,780		80,453
SAVARA INC	99		465
SCANSOURCE INC	11,291		447,237
SCHNEIDER NATIONAL INC CL B	24,871		632,967
SCHNITZER STEEL INDS INC CL A	12,571		379,141
SCHOLAR ROCK HOLDING CORP	1,872		35,194
SCHOLASTIC CORP	13,065		492,551
SCORPIO TANKERS INC	20,861		1,268,349

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SCRIPPS (EW) CO CL A	27,985		223,600
SEABOARD CORP	232		828,263
SEACOAST BANKING CORP FLORIDA	20,592		586,048
SEACOR MARINE HOLDINGS INC	8,265		104,056
SEADRILL LTD	12,370		584,854
SECUREWORKS CORP	6,675		49,262
SEER INC	12,116		23,505
SELECT MEDICAL HLDGS CORP	20,018		470,423
SELECT WATER SOLUTIONS INC CL A	32,966		250,212
SELECTQUOTE INC	6,238		8,546
SENECA FOODS CORP CL A	2,342		122,814
SENSATA TECHNOLOGIES HOLDING PLC	14,377		540,144
SENSIENT TECHNOLOGIES CORP	4,512		297,792
SERA PROGNOSTICS INC	3,539		21,163
SERVISFIRST BANCSHARES INC	377		25,120
SFL CORP LTD	44,888		506,337
SHENANDOAH TELECOM CO	15,812		341,855
SHOE CARNIVAL	12,034		363,547
SHORE BANCSHARES INC	10,100		143,925
SIERRA BANCORP	7,075		159,541
SIGMATRON INTERNATIONAL INC	600		1,800
SIGNET JEWELERS LTD	10,173		1,091,156
SILGAN HOLDINGS INC	16,904		764,906
SILICON LABORATORIES INC	3,142		415,592
SILVERBOW RESOURCES INC	669		19,455
SIMMONS 1ST NATL CORP CL A	40,898		811,416
SIMPLY GOOD FOODS CO	104,540		4,139,784
SIMPSON MANUFACTURING CO	6,855		1,357,153
SINCLAIR INC CL A	14,880		193,886
SIRIUSPOINT LTD	56,906		660,110
SITIO ROYALTIES CORP	5,205		122,370
SKECHERS USA INC CL A	5,116		318,931
SKYLINE CHAMPION CORP	18,538		1,376,632
SKYWEST INC	18,427		961,889
SM ENERGY CO	46,689		1,807,798
SMART SAND INC	1,887		3,642
SMARTFINANCIAL INC	5,084		124,507
SMARTRENT INC	6,877		21,938
SMITH & WESSON BRANDS INC	19,021		257,925
SMITH MICRO SOFTWARE INC	14,251		11,771

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SNAP-ON INCORPORATED	3,656		1,055,999
SOLARIS OILFIELD INFRASTRUCTURE INC CL A	7,311		58,196
SOLARWINDS CORP	37,239		465,115
SOLID POWER INC	28,237		40,944
SOLO BRANDS INC A	16,595		102,225
SOMALOGIC INC	5,401		13,665
SONIC AUTOMOTIVE INC CL A	10,516		591,104
SONOCO PRODUCTS CO	15,983		892,970
SOUTH PLAINS FINANCIAL INC	3,707		107,355
SOUTHERN FIRST BANCSHARES INC	3,111		115,418
SOUTHERN MISSOURI BANCORP INC	2,592		138,387
SOUTHERN STS BANCSHARES INC	564		16,514
SOUTHSIDE BANCSHARES INC	7,014		219,678
SOUTHSTATE CORP	25,949		2,191,393
SOUTHWESTERN ENERGY CO	137,526		900,795
SPARTANNASH CO	15,754		361,554
SPECTRUM BRANDS HOLDINGS INC	7,625		608,246
SPHERE ENTERTAINMENT CO	102,240		3,472,070
SPIRIT AIRLINES INC	27,210		445,972
SPOK HOLDINGS INC	4,378		67,771
SPORTSMANS WHSE HLDGS INC	16,913		72,049
SPRUCE BIOSCIENCES INC	5,511		16,147
STANDARD MOTOR PRODUCTS INC	9,667		384,843
STANDEX INTL CORP	2,614		414,005
STEELCASE INC CLASS A	35,334		477,716
STELLAR BANCORP INC	10,720		298,445
STEPAN CO	5,683		537,328
STERICYCLE INC	44,114		2,186,290
STERLING BANCORP INC/MI	3,591		20,720
STERLING INFRASTRUCTURE INC	7,349		646,198
STEVEN MADDEN LTD	5,241		220,122
STEWART INFORMATION SERVICES	10,168		597,370
STIFEL FINANCIAL CORP	53,914		3,728,153
STITCH FIX	18,672		66,659
STOCK YARDS BANCORP INC	1,243		64,002
STONERIDGE INC	10,429		204,096
STONEX GROUP INC	5,467		403,629
STRATASYS LTD	10,518		150,197
STRATEGIC EDUCATION INC	7,669		708,386
STRATTEC SEC CORP	1,335		33,522

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
STRATUS PROPERTIES INC	2,758		79,596
STRIDE INC	14,734		874,758
SUMMIT FINANCIAL GROUP INC	3,604		110,607
SUMMIT MATERIALS INC CL A	11,595		445,944
SUN COUNTRY AIRLINES HOLDINGS INC	13,349		209,980
SUNCOKE ENERGY INC	36,474		391,731
SUNNOVA ENERGY INTERNATIONAL INC	36,352		554,368
SUNRUN INC	18,947		371,930
SUPERIOR GROUP OF COS INC	6,298		85,023
SUPERNUS PHARMACEUTICALS INC	13,329		385,741
SURGERY PARTNERS INC	9,697		310,207
SUTRO BIOPHARMA INC	22,942		98,421
SYLVAMO CORP	2,462		120,909
SYNCHRONOSS TECHNOLOGIES INC	8		50
SYNOVUS FINANCIAL CORP.	122,253		4,602,825
TACTILE SYSTEMS TECHNOLOGY INC	4,108		58,744
TALOS ENERGY INC	31,215		444,189
TANGO THERAPEUTICS INC	5,271		52,183
TARO PHARMACEUTICALS IND	8,106		338,669
TAYLOR MORRISON HOME CORP	46,031		2,455,754
TD SYNNEX CORP	47,992		5,164,419
TECHNIPFMC PLC	150,664		3,034,373
TEEKAY CORP	32,232		230,459
TEEKAY TANKERS LTD CL A	12,110		605,137
TEGNA INC	54,078		827,393
TEJON RANCH CO	11,939		205,351
TELADOC HEALTH INC	40,243		867,237
TELEPHONE & DATA SYSTEMS INC	35,265		647,113
TENAYA THERAPEUTICS INC	2,020		6,545
TENNANT CO	129		11,957
TEREX CORP	9,246		531,275
TERNS PHARMACEUTICALS INC	6,563		42,594
TERRITORIAL BANCORP INC	2,778		30,975
TEXAS CAPITAL BANCSHARES INC	18,831		1,217,048
TEXTAINER GROUP HLDGS LTD	17,862		878,810
TFS FINANCIAL CORP	7,400		108,706
THERMON GROUP HOLDINGS INC	14,584		475,001
THIRD COAST BANCSHARES INC	834		16,572
THOR INDUSTRIES INC	14,775		1,747,144
THRYV HOLDINGS INC	10,284		209,279

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
TIDEWATER INC	12,954		934,113
TILE SHOP HLDGS INC	11,810		86,922
TILLY’S INC	10,677		80,505
TIMBERLAND BANCORP INC	2,601		81,827
TIMKEN CO	4,927		394,899
TIMKENSTEEL CORP	19,301		452,608
TIPTREE INC	15,014		284,665
TITAN INTERNATIONAL INC	17,378		258,585
TITAN MACHINERY INC	10,446		301,680
TOLL BROTHERS INC	37,728		3,878,061
TOMPKINS FINANCIAL CORP	2,263		136,300
TOOTSIE ROLL INDUSTRIES INC	918		30,514
TOPGOLF CALLAWAY BRANDS CORP	46,976		673,636
TOWNE BANK	23,898		711,204
TRANSOCEAN LTD	217,064		1,378,356
TREDEGAR CORP	10,307		55,761
TREEHOUSE FOODS INC	20,618		854,616
TRI POINTE HOMES INC	39,263		1,389,910
TRICO BANCSHARES	8,288		356,135
TRIMAS CORP	8,969		227,185
TRIMBLE INC	44,260		2,354,632
TRINITY INDUSTRIES INC	33,205		882,921
TRIPADVISOR INC	2,446		52,662
TRIUMPH FINANCIAL INC	3,967		318,074
TRONOX HOLDINGS PLC	60,116		851,243
TRUEBLUE INC	14,336		219,914
TRUECAR INC	35,821		123,941
TRUSTCO BANK CORP NY	8,928		277,214
TRUSTMARK CORP	21,567		601,288
TTM TECHNOLOGIES INC	43,742		691,561
TURTLE BEACH CORP	6,251		68,448
TUTOR PERINI CORP	22,954		208,881
TWIN DISC INC	2,064		33,354
TWIST BIOSCIENCE CORP	2,350		86,621
UFP INDUSTRIES INC	13,523		1,697,813
U-HAUL HOLDING CO	12,997		915,509
ULTA BEAUTY INC	4,314		2,113,817
ULTRA CLEAN HOLDINGS INC	18,248		622,987
ULTRALIFE CORP	3,872		26,407
UMB FINANCIAL CORP	9,180		766,989

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
UNDER ARMOUR INC CL A	51,177		449,846
UNDER ARMOUR INC CL C	46,940		391,949
UNIFI INC	7,600		50,616
UNIFIRST CORP	3,764		688,473
UNITED BANKSHARES INC. W VA.	34,955		1,312,560
UNITED COMMUNITY BANKS GA	36,140		1,057,456
UNITED FIRE GROUP INC	10,908		219,469
UNITED NATURAL FOODS INC	26,237		425,827
UNITED STATES CELLULAR CORP	18,488		767,992
UNITED STATES LIME & MIN INC	1,008		232,193
UNITED STATES STEEL CORP	58,192		2,831,041
UNITY BANCORP INC	4,133		122,295
UNIVERSAL CORP	10,122		681,413
UNIVERSAL ELECTRONICS INC	5,806		54,518
UNIVERSAL HEALTH SVCS INC CL B	16,733		2,550,779
UNIVERSAL INSURANCE HLDGS INC	13,499		215,714
UNIVERSAL LOGISTICS HOLDINGS INC	7,595		212,812
UNIVERSAL STAINLESS & ALLOY	1,677		33,674
UNIVERSAL TECH INST INC	14,414		180,463
UNIVEST FINANCIAL CORP	13,285		292,669
UNUM GROUP	45,440		2,054,797
UPBOUND GROUP INC	10,377		352,507
UPLAND SOFTWARE INC	11,209		47,414
URBAN ONE INC CL A	4,306		17,353
URBAN ONE INC CL D NON-VTG	6,034		21,300
URBAN OUTFITTERS	37,331		1,332,343
US FOODS HOLDING CORP	89,426		4,060,835
US PHYSICAL THERAPY INC	100		9,314
US SILICA HOLDINGS INC	31,894		360,721
USANA HEALTH SCIENCES INC	2,747		147,239
UTAH MEDICAL PRODUCTS INC	573		48,258
UTZ BRANDS INC A	5,537		89,921
V2X INC	3,865		179,491
VALLEY NATL BANCORP	178,086		1,934,014
VALMONT INDUSTRIES INC	729		170,229
VANDA PHARMACEUTICALS INC	26,703		112,687
VAREX IMAGING CORP	18,063		370,292
VEECO INSTRUMENT	10,058		312,100
VERA BRADLEY INC	14,437		111,165
VERACYTE INC	22,193		610,529

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
VERADIGM INC	50,608		530,878
VERINT SYSTEMS INC	9,361		253,028
VERITEX HOLDINGS INC	14,694		341,929
VIASAT INC	28,505		796,715
VIATRIS INC	31,099		336,802
VIAVI SOLUTIONS INC	5,469		55,073
VICTORY CAPITAL HOLDINGS INC CL A	2,545		87,650
VILLAGE SUPER MKT INC CL A NEW	4,527		118,743
VIMEO INC	8,390		32,889
VIR BIOTECHNOLOGY INC	1,874		18,852
VIRGINIA NATIONAL BANK CORP	713		24,513
VIRTU FINANCIAL INC- CL A	481		9,745
VIRTUS INVESTMENT PARTNERS	1,485		359,014
VISHAY INTERTECHNOLOGY INC	50,068		1,200,130
VISHAY PRECISION GROUP INC	5,663		192,938
VISTA OUTDOOR INC	22,694		671,062
VITAL ENERGY INC	2,393		108,858
VITAL FARMS INC	7,440		116,734
VITESSE ENERGY INC	5,784		126,612
VOR BIOPHARMA INC	3,011		6,775
VOXX INTERNATIONAL CORP	9,124		97,444
VOYAGER THERAPEUTICS INC	2,759		23,286
VSE CORP	5,795		374,415
WABASH NATIONAL CORP	10,134		259,633
WAFD INC	24,159		796,281
WALKER & DUNLOP INC	4,305		477,898
WARRIOR MET COAL INC	16,239		990,092
WASHINGTON TR BANCORP INC	5,693		184,339
WATERSTONE FINANCIAL INC	10,447		148,347
WEBSTER FINANCIAL	33,796		1,715,485
WEIS MARKETS INC	10,557		675,226
WERNER ENTERPRISES INC	17,756		752,322
WESBANCO INC	20,883		655,100
WESCO INTERNATIONAL INC	12,181		2,118,032
WESCO INTERNATIONAL INC SER A 10.625%/VAR PFD PERP	4,600		121,532
WEST BANCORPORATION INC	4,558		96,630
WESTAMERICA BANCORPORATION	1,881		106,107
WESTERN ALLIANCE BANCORP	11,570		761,190
WESTERN NEW ENGLAND BANCORP INC	9,562		86,058

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
WESTROCK CO	63,677		2,643,869
WESTWOOD HOLDINGS GROUP INC	2,438		30,646
WEYCO GROUP INC	3,183		99,819
WHITE MOUNTAINS INS GROUP LTD	727		1,094,142
WHOLE EARTH BRANDS INC	16,526		56,354
WIDEOPENWEST INC	7,839		31,748
WIDEPOINT CORP	1,899		4,406
WILEY (JOHN) & SONS INC CL A	9,931		315,210
WILEY (JOHN) & SONS INC CL B	435		13,990
WILLAMETTE VALLEY VINEYARD INC	436		2,311
WILLDAN GROUP	1,975		42,463
WILLIS LEASE FINANCE CORP	1,649		80,603
WILLSCOT MOBILE MINI HOLDINGS CORP	58,640		2,609,480
WINNEBAGO INDUSTRIES INC	11,910		868,001
WINTRUST FINANCIAL CORP	17,598		1,632,215
WORLD ACCEPTANCE CORP	692		90,327
WORLD KINECT CORP	25,310		576,562
WORTHINGTON ENTERPRISES INC	14,786		850,934
WORTHINGTON STEEL INC	14,786		415,487
WSFS FINANCIAL CORP	21,204		973,900
XENCOR INC	6,732		142,920
XEROX HOLDINGS CORP	59,186		1,084,879
XPERI INC	6,313		69,569
YELP INC	7,907		374,317
ZAGG INC CVR RT	12,558		0
ZEBRA TECHNOLOGIES CORP CL A	17,627		4,817,988
ZIFF DAVIS INC	2,699		181,346
ZIMVIE INC	958		17,005
ZIONS BANCORP	48,003		2,105,892
ZUMIEZ INC	9,115		185,399
Common Collective Trusts
SPARTAN SMALL—MID CAP V	2,621,859		265,043,679
FID BANK TRST ST INV FUND	5,030,511		5,030,511

SMID Cap Value Account Total			1,057,646,003

PIMCO Total Return Account
Mutual Funds
PIMCO HIGH YIELD PORTFOLIO INSTL CL	2,281,894		16,132,987
PIMCO ASSET BACK SECS PORT-UNL	20,299,840		233,448,161
PIMCO EMMERG MKTS FD INST CL	7,312,014		64,784,441

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PIMCO INTL PORT FUND(UNLISTED)	15,219,100		93,901,848
PIMCO INV GRD CORP PORT(UNLST)	42,132,393		372,871,678
PIMCO MTG PORT INSTL CL(UNLST)	25,796,175		209,980,865
PIMCO MUNI SECTR PORT INSTL CL	2,898,073		17,910,090
PIMCO REAL RETRN BD FD INST CL	4,678,337		55,999,688
PIMCO SHORT TM FLT NAV PORT II	11,022,077		110,375,079
PIMCO US GOVT SECTOR PORT INST	43,579,093		282,828,315
Common Collective Trusts
SSBK GOVT STIF FUND	442,752		442,752

PIMCO Total Return Account Total			1,458,675,904

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	112		77
BRAZILIAN REAL	431,840		88,900
BRITISH POUND STERLING CURRENCY	5,695		7,259
CANADIAN DOLLAR	100,573		75,901
DANISH KRONE	9,526		1,411
EURO MONETARY UNIT.	85,699		94,608
HONG KONG DOLLAR	4,726		605
INDIAN RUPEE	22,781,937		273,764
JAPANESE YEN	15,460		110
SOUTH KOREAN WON	492		0
SWEDISH KRONA CURRENCY	577,464		57,254
SWISS FRANC	519		617
TAIWAN DOLLAR	2,023		66
Publicly-traded Common Stock
ACCENTURE PLC CL A	41,022		14,395,030
ACCOR SA	147,389		5,629,769
ACCTON TECHNOLOGY CORP	208,000		3,544,030
ADIDAS AG	19,561		3,976,818
ADVANTEST CORP	65,700		2,235,198
AIA GROUP LTD	1,402,600		12,223,465
AIR LIQUIDE SA	101,556		19,745,297
AIRBUS SE	49,069		7,571,844
AIRTAC INTERNATIONAL GROUP	42,600		1,401,727
ALCHIP TECHNOLOGIES LTD	40,000		4,267,796
ALCON INC	217,561		16,979,614
ALINMA BANK (HSBC) (ELN) 04/04/24	384,933		3,977,640
ALLEGION PLC	87,756		11,117,808

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
AMADEUS IT GROUP SA	115,405		8,265,800
AMBEV SA	591,400		1,671,591
AMDOCS LTD	82,409		7,242,927
AMERICANA RESTAURANTS INTERNATIONAL PLC	844,294		719,526
ANTA SPORTS PRODUCTS LTD	228,019		2,212,005
AON PLC	64,559		18,787,960
APOLLO HOSP ENTERPRISE LTD	28,776		1,972,436
ARGENX SE	4,157		1,770,896
ARM HOLDINGS LTD	53,229		3,999,893
ASHOK LEYLAND LTD (DEMAT)	849,723		1,853,783
ASHTEAD GROUP PLC	146,100		10,171,684
ASIA VITAL COMPONENTS CO LTD	119,000		1,304,561
ASIAN PAINTS LTD (DEMAT)	23,116		945,112
ASML HOLDING NV	33,891		25,830,210
ASPEED TECH INC	5,800		589,542
ASSA ABLOY AB SER B	135,760		3,907,489
ASTRAZENECA PLC	58,850		7,951,394
AXIS BK LTD	231,766		3,069,975
B3 SA BRASIL BOLSA BALCAO	917,500		2,748,194
BAIDU INC CL A	202,950		3,017,544
BAJAJ FINANCE LTD	39,003		3,434,425
BANCO BTG PACTUAL SA US(1CS)	430,700		2,973,123
BANGKOK DUSIT MED SERVICE NVDR	3,531,500		2,867,568
BANK CENTRAL ASIA	5,002,800		3,054,252
BANK RAKYAT INDONESIA TBK PT	13,293,200		4,942,753
BEIGENE LTD SP ADR	6,650		1,199,394
BHARAT ELECTRONICS LTD (DEMAT)	1,505,242		3,331,818
BUNZL PLC	255,970		10,408,082
BUREAU VERITAS SA	137,080		3,460,905
BYD COMPANY LTD H	189,262		5,196,616
CAE INC	361,493		7,802,498
CANADIAN NATL RAILWAY CO	205,595		25,833,877
CAPGEMINI SA (FF40)	23,398		4,875,454
CELLNEX TELECOM SAU	112,816		4,441,211
CEMEX SAB DE CV SPON ADR	326,400		2,529,600
CHINA CONSTRUCTION BANK CORP H	2,991,000		1,781,155
CHINA PETROL & CHEM CORP H	5,626,000		2,946,832
CIE FINANCIERE RICHEMONT SA A	116,050		15,971,449
COGNIZANT TECH SOLUTIONS CL A	20,400		1,540,812
COMMONWEALTH BK OF AUSTRALIA	125,703		9,576,823

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
COMPASS GROUP PLC	356,508		9,751,916
DAIICHI SANKYO CO LTD	173,807		4,772,913
DASSAULT AVIATION SA	22,112		4,374,369
DAVIDE CAMPARI MILANO NV	316,320		3,567,093
DELTA ELECTRONICS IND CO LTD	225,300		2,301,077
DEUTSCHE BOERSE AG	60,132		12,380,378
DIAGEO PLC	441,492		16,072,076
DINO POLSKA SA	11,875		1,390,384
DIXON TECHNOLOGIES INDIA LTD	15,960		1,259,415
DLF LIMITED	183,637		1,602,955
DOLLARAMA INC	55,087		3,969,856
DSV A/S	14,194		2,491,890
E INK HOLDINGS INC	108,000		693,142
EASTROC BEVERAGE GROUP (HSBC)(ELN) WT 11/11/2024	49,800		1,280,168
ECLAT TEXTILE CO LTD	76,500		1,400,652
EISAI CO LTD	67,837		3,392,812
ELM CO (HSBC) (ELN) 02/10/25	8,504		1,848,203
EMAAR PROPERTIES	1,757,806		3,790,572
EMBRAER S A	364,700		1,938,199
ERSTE GROUP BANK AG	129,774		5,262,087
ESSILORLUXOTTICA	96,462		19,338,443
EUROFINS SCIENTIFIC SE	144,934		9,436,793
FERRARI NV	14,014		4,721,675
FINECOBANK SPA	625,656		9,383,064
FIRSTRAND LIMITED	390,675		1,569,961
FLUTTER ENTERTAINMENT PLC	35,216		6,257,398
FOCUS MEDIA INFORMATION TECHNOLOGY CO LTD A (UBS)(	1,403,300		1,249,162
FOMENTO ECONO MEX(FEMSA)SP ADR	37,970		4,949,390
FUTURE CASH COLL MORGAN STANLEY	9,200,235		9,200,235
FUTURES CASH COLLATERAL	1,101,811		1,101,811
GALAXY ENT GROUP LTD	168,000		941,282
GEBERIT AG (REG)	19,402		12,434,074
GLENCORE PLC	798,900		4,807,479
GRUPO FINANCIERO BANORTE SAB	367,900		3,699,582
GRUPO MEXICO SAB DE CV SER B	344,000		1,907,892
H WORLD GROUP LTD ADR	88,181		2,948,773
HALEON PLC	3,571,663		14,643,503
HDFC BANK LTD (DEMAT)	712,818		14,640,961

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
HDFC BANK LTD SPON ADR	157,798		10,589,824
HDFC LIFE INSURANCE CO LTD	203,330		1,580,119
HEINEKEN NV	172,335		17,491,514
HEXAGON AB SER B	792,956		9,508,978
HON HAI PRECISION IND CO LTD	443,698		1,510,554
HONG KONG EXCHS & CLEARING LTD	68,425		2,348,454
HOWDEN JOINERY GROUP PLC	1,202,049		12,465,912
INDIAN HOTELS LTD	399,916		2,106,566
INDITEX SA	297,876		12,966,169
INFINEON TECHNOLOGIES AG	112,570		4,697,468
INTERCONTINENTAL HOTELS GP PLC	231,065		20,881,964
INTERMEDIATE CAPITAL GROUP PLC	168,276		3,604,555
INTERTEK GROUP PLC	317,567		17,187,246
KE HOLDINGS INC SPON ADR	166,200		2,694,102
KERRY GROUP PLC CL A	82,050		7,124,952
KEYENCE CORP	68,366		30,119,829
KIA CORP	11,459		1,142,131
KOMERCNI BANKA AS	39,103		1,266,788
KOREA AEROSPACE INDUSTRIES LTD	30,114		1,162,828
KUAISHOU TECHNOLOGY CLASS B	504,000		3,417,660
LARSEN & TOUBRO LTD	175,011		7,415,373
LAS VEGAS SANDS CORP	91,439		4,499,713
LG ENERGY SOLUTION	7,093		2,341,765
LINDE PLC	41,481		16,893,308
LOCALIZA RENT A CAR SA	261,300		3,421,171
LOCALIZA RENT A CAR SA RT 02/05/2024	937		3,858
LONDON STOCK EXCHANGE GRP PLC	203,108		24,009,608
L’OREAL SA (TEMP)	32,104		15,971,582
L’OREAL SA ORD	23,992		11,935,902
LULULEMON ATHLETICA INC	8,797		4,497,818
LUZHOU LAOJIAO CO LTD WT 08/16/24	28,600		722,749
LVMH MOET HENNESSY LOUIS VUITTON SE	44,101		35,715,535
MERCADOLIBRE INC	4,379		6,881,774
MINISO GROUP HOLDING LTD ADR	61,051		1,245,440
MONCLER SPA	51,081		3,140,971
NANYA TECHNOLOGY CORP	724,000		1,839,778
NATIONAL BANK OF GREECE SA	174,489		1,211,625
NESTLE SA (REG)	332,607		38,561,927
NETEASE INC	116,400		2,095,901
NETEASE INC ADR	4,304		130,610

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
NEW ORIENTAL ED & TECH GR INC—ADR	21,960		1,609,229
NOVO-NORDISK AS CL B	526,499		54,871,051
NU HOLDINGS LTD/CAYMAN ISLANDS	665,500		5,543,615
PARTNERS GROUP HOLDING AG	3,482		5,021,896
PERNOD-RICARD	20,418		3,600,837
PHISON ELECTRONICS CORP	72,200		1,223,131
PING AN INSURANCE CO LTD H	246,500		1,115,935
PRIO SA	193,000		1,829,638
PTT EXPLORATION & PROD NVDR	825,500		3,611,185
PUBLICIS GROUPE SA	35,252		3,268,981
RAIA DROGASIL SA	363,500		2,200,037
RATIONAL AG	9,264		7,153,781
RELIANCE INDS GDR	71,114		4,444,625
RELIANCE INDUSTRIES LTD(DEMAT)DEMATERIALIZED SHS	107,161		3,328,697
RHEINMETALL AG ORD	12,530		3,969,926
ROCHE HOLDINGS AG (GENUSSCHEINE)	28,991		8,427,917
RYANAIR HOLDINGS PLC SPON ADR	43,477		5,798,093
S&P GLOBAL INC	40,283		17,745,467
SAMSUNG BIOLOGICS CO LTD	2,992		1,756,113
SAMSUNG ELECTRONICS CO LTD	285,266		17,294,056
SAMSUNG ELECTRONICS CO LTD PFD	365,951		17,607,114
SAMSUNG SDI CO LTD	3,513		1,280,552
SAMVARDHANA MOTHERSON INTERNATIONAL LIMITED	1,110,357		1,360,302
SANDVIK AB	153,913		3,328,203
SAP SE	95,164		14,653,252
SARTORIUS STEDIM BIOTECH	34,714		9,178,244
SCHINDLER HOLDING AG PART CERT	52,986		13,248,862
SCHLUMBERGER LTD	366,451		19,070,110
SCHNEIDER ELECTRIC SE	35,487		7,121,390
SHENZHEN MINDRAY CO LTD A (UBS)(CWT) 02/13/25	31,200		1,277,030
SHIMANO INC	66,100		10,236,124
SHIN-ETSU CHEMICAL CO LTD	411,824		17,282,004
SHOPIFY INC CL A	76,770		5,980,383
SK HYNIX INC	58,032		6,341,634
SMC CORP	7,091		3,810,030
SONY GROUP CORP	47,771		4,543,327
SPIRAX-SARCO ENGINEERING PLC	75,094		10,055,235
SPOTIFY TECHNOLOGY SA	22,958		4,314,038

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
STANTEC INC	65,356		5,247,026
TAIWAN SEMIC MFG CO LTD SP ADR	439,317		45,688,968
TAIWAN SEMICONDUCTOR MFG CO LTD	1,805,390		34,878,523
TECHTRONIC INDUSTRIES CO LTD	1,104,000		13,155,817
TENCENT HOLDINGS LTD	744,957		28,010,421
TIM SA	345,700		1,276,021
TITAN CO LTD	44,191		1,951,775
TOKYO ELECTRON LTD	60,100		10,764,720
TOTVS SA	331,500		2,299,126
TRIP.COM GROUP LTD	46,050		1,637,124
TRIP.COM GROUP LTD ADR	134,840		4,855,588
TVS MOTOR CO LTD	110,227		2,683,304
UBS GROUP AG	439,753		13,646,696
UNICHARM CORP	207,200		7,491,529
UNILEVER PLC ORD	165,993		8,036,340
UNITED MICROELECTRONICS CORP	403,000		690,595
UNIVERSAL MUSIC GROUP NV	625,824		17,831,572
VARUN BEVERAGES LTD	190,381		2,829,720
VESTAS WIND SYSTEMS AS	156,056		4,952,508
WAL MART DE MEXICO SAB DE CV V	481,700		2,030,226
WEG SA	197,900		1,503,724
WEICHAI POWER CO LTD A (HSBC)(CWT) 05/28/25	655,100		1,395,601
WEIR GROUP PLC	489,245		11,764,518
WUXI APPTEC CO LTD A (HSBC)(ELN) WT 02/28/2025	303,460		3,109,888
XP INC CL A	42,400		1,230,504
YAMAHA MOTOR CO LTD	288,396		2,576,133
ZOMATO LTD	2,843,442		4,226,680
Common Collective Trusts
SSBK GOVT STIF FUND	35,613,573		35,613,573

International Growth Account Total			1,462,923,697

International Value Account
Currency
AUSTRALIAN DOLLAR CURRENCY	839,830		572,302
BRAZILIAN REAL	1,658,878		341,502
BRITISH POUND STERLING CURRENCY	584,583		745,139
CANADIAN DOLLAR	638,735		482,046
DANISH KRONE	133,595		19,784
EURO MONETARY UNIT.	685,355		756,597
HONG KONG DOLLAR	2,134,960		273,415

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ISRAELI SHEKEL	347,392		95,950
JAPANESE YEN	93,156,742		660,686
MALAYSIAN RINGGIT	13,131		2,858
NORWEGIAN KRONA	384,167		37,812
PHILIPPINE PESO	938,826		16,947
POLAND ZLOTY NEW	1		0
SINGAPORE DOLLAR CURRENCY	385,398		292,023
SOUTH KOREAN WON	990,793,721		765,174
SWEDISH KRONA CURRENCY	1,765,228		175,017
SWISS FRANC	226,994		269,893
TAIWAN DOLLAR	33,088,070		1,077,963
Publicly-traded Common Stock
3I GROUP PLC	87,553		2,701,822
ABB LTD	15,733		697,748
ABN AMRO BANK NV-GDR	45,305		679,696
ABSA GROUP LTD	322,696		2,887,990
ACCOR SA	97,559		3,726,429
ACERINOX SA (REGD)	15,250		179,379
AEGON LTD	32,005		185,422
AENA SME SA	5,493		995,102
AGEAS	9,315		318,312
AIA GROUP LTD	51,600		449,687
AIB GROUP PLC	286,300		1,226,316
AIR FRANCE KLM (REGD)	7,260		108,935
ALFA LAVAL AB	29,135		1,165,279
ALIBABA GROUP HOLDING LTD	523,500		5,068,400
ALLIANZ SE (REGD)	47,581		12,708,918
ALROSA CO LTD	1,463,800		705,244
ALTIUM LTD	4,200		134,089
AMBEV SA	1,528,000		4,318,890
AMOREPACIFIC NEW	49,067		5,494,582
AMPOL LTD	22,500		554,274
AMUNDI SA	106,814		7,263,707
ANTOFAGASTA PLC	68,600		1,468,571
ANZ GROUP HOLDINGS LTD	73,820		1,303,896
ARCELORMITTAL SA	178,674		5,064,321
ASM INTERNATIONAL NV (NETH)	160		83,008
ASML HOLDING NV	143		107,616
ASMPT LTD	478,900		4,569,130
ASR NEDERLAND NV	4,689		221,033

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ASSICURAZIONI GENERALI SPA	24,309		512,700
ASTRA INTL TBK PT (DEMAT)	14,465,200		5,308,072
AUROBINDO PHARMACEUTICALS LTD	235,110		3,062,568
AUTO TRADER GROUP PLC	154,900		1,584,355
AUTOHOME INC ADR CL A	178,883		5,019,457
AVIVA PLC	594,408		3,293,557
AXA SA	80,547		2,490,397
AXIS BK LTD	490,654		6,499,209
AYALA LAND INC	6,715,900		4,176,374
B2GOLD CORPORATION	441,844		1,397,175
BAE SYSTEMS PLC	57,650		458,339
BAIDU INC CL A	558,850		8,309,212
BALOISE HOLDINGS AG	877		137,434
BANCA MEDIOLANUM SPA	156,026		1,469,938
BANCA MONTE DEI PASCH SIEN SPA	284,454		956,514
BANCO BILBAO VIZ ARGENTARIA SA	107,012		971,786
BANCO BPM SPA	248,372		1,310,904
BANCO COMERCIAL PORTUGUE (REG)	2,500,690		757,519
BANCO DE SABADELL SA	829,329		1,018,994
BANCO DO BRASIL SA	153,900		1,754,883
BANCO SANTANDER SA	3,222,796		13,285,673
BANK HAPOALIM LTD (REG)	34,453		309,364
BANK LEUMI LE-ISRAEL BM	36,599		294,264
BANK OF CHINA HONG KONG LTD	2,678,874		7,273,116
BANK OF IRELAND GROUP PLC	332,857		3,019,766
BANK OF MONTREAL	11,119		1,100,194
BANK OF NOVA SCOTIA	23,486		1,045,883
BARCLAYS PLC ORD	1,602,678		3,141,500
BASF SE	138,147		7,439,310
BAWAG GROUP AG	23,255		1,231,760
BAYER AG	67,460		2,504,509
BAYTEX ENERGY CORP	36,800		121,644
BDO UNIBANK INC	1,656,226		3,901,540
BEAZLEY PLC/UK	115,711		769,903
BELLWAY PLC	81,628		2,671,930
BHP GROUP LIMITED	92,400		3,174,115
BIZLINK HOLDING INC	946,038		8,229,097
BLUESCOPE STEEL LTD	154,486		2,463,423
BNP PARIBAS	17,149		1,184,931
BOUYGUES ORD	322,881		12,161,886

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BP PLC	1,578,116		9,376,820
BPER BANCA	366,871		1,225,552
BRADESCO SA PREF (BANCO BRAESCO)	1,748,800		6,152,625
BREEDON GROUP PLC/UNITED KINGDOM	15,001		69,218
BRIDGESTONE CORP	35,800		1,482,780
BROOKFIELD CORP CL A	7,602		304,929
BW LPG LTD	22,140		329,706
CAIXABANK SA	1,805,837		7,427,981
CAMECO CORP	22,400		965,440
CANADIAN IMP BK OF COMMERCE	17,063		821,569
CANADIAN TIRE LTD A PHYS DELIVERY	19,751		2,097,552
CANADIAN WESTERN BK EDMON ALBT	5,300		123,503
CATHAY FINANCIAL HLDG CO LTD	3,840,439		5,724,062
CENOVUS ENERGY INC	32,200		159,970
CENTERRA GOLD INC	48,600		290,122
CENTRICA PLC	445,677		799,008
CHAILEASE HOLDING CO LTD	498,000		3,131,259
CHALLENGER LTD	64,500		199,017
CHINA HONGXING SPORTS LTD	3,613,000		27
CHINA INTERNATIONAL CAPITAL CORP LTD H	3,447,200		5,059,219
CHINA MENGNIU DAIRY CO LTD	1,790,000		4,813,985
CHINA MERCHANTS BANK CO LTD H	243,000		846,462
CHINA OVERSEAS LAND & INV LTD	889,000		1,566,580
CHINA PETROL & CHEM CORP H	10,338,000		5,414,922
CHUBU ELECTRIC POWER CO INC	86,700		1,120,029
CHUGOKU ELECTRIC POWER	156,600		1,117,857
CK HUTCHISON HOLDINGS LTD	1,256,500		6,734,267
COCHLEAR LTD	11,400		2,320,227
COLRUYT NV NPV	5,614		536,575
COMFORTDELGRO CORP LTD	83,000		88,047
COMMERZBANK AG	180,232		2,140,886
COMMONWEALTH BK OF AUSTRALIA	8,209		625,412
CONCORDIA FINANCIAL GROUP LTD	39,600		181,037
CONSTELLATION SOFTWARE INC	50		123,968
CONSTELLATION SOFTWARE INC WT 08/22/28	190		0
CONTINENTAL AG	59,386		5,042,812
COVESTRO AG	75,482		4,389,738
CREDIT AGRICOLE SA	34,084		483,583
CREDIT SAISON CO LTD	36,400		671,077
D/S NORDEN A/S	4,850		230,552

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
DAICEL CORP	195,800		1,896,899
DAI-ICHI LIFE HOLDINGS INC	21,300		451,983
DAIMLER TRUCK HOLDING AG	274,112		10,294,654
DAITO TRUST CONSTRUCTION	21,000		2,435,106
DAIWA SECURITIES GROUP INC	33,100		222,803
DANSKE BK AS	233,235		6,230,929
DASSAULT AVIATION SA	1,971		389,919
DBS GROUP HOLDINGS LTD	35,421		896,697
DELEK GROUP LTD	866		111,941
DEUTSCHE BANK AG	190,395		2,598,747
DEUTSCHE TELEKOM AG (REGD)	109,000		2,617,189
DEXCO SA	3,639,780		6,046,818
D’IETEREN SA	10,393		2,029,636
DNB BANK ASA	155,102		3,297,477
DOLLARAMA INC	17,500		1,498,956
DRAX GROUP PLC	150,694		940,626
DUNDEE PRECIOUS METALS INC	107,300		686,694
DUNI AB	66,200		681,293
E.ON SE	40,010		536,654
EIFFAGE SA (FORM FOUGEROLLE)	18,204		1,949,744
ENEL (ENTE NAZ ENERG ELET) SPA	2,627,672		19,522,508
ENEOS HOLDINGS INC	631,700		2,965,748
ENI SPA	103,300		2,605,899
ENN ENERGY HOLDINGS LTD	496,000		3,652,430
EQUINOR ASA	25,843		819,430
ERSTE GROUP BANK AG	15,924		873,568
EURAZEO SE	1,297		102,876
EVOLUTION MINING LTD	35,300		95,259
EVONIK INDUSTRIES AG	470,957		9,618,390
EXOR NV	2,906		290,331
FAIRFAX FINL HLDGS LTD SUB VTG	1,526		1,407,909
FIBRA UNO ADMINISTRACION SA	2,010,000		3,618,497
FINANCIAL PARTNERS GROUP CO LTD	29,600		353,101
FINNING LTD	35,390		1,023,467
FIRST ABU DHABI BANK PJSC	755,102		2,870,117
FIRST QUANTUM MINERALS INC	40,700		333,267
FLATEX AG	63,000		776,861
FOCUS MEDIA INFORMATION TECHNOLOGY CO LTD A	3,030,700		2,697,807
FREENET AG	38,264		1,070,401
FRESENIUS MEDICAL CARE AG	99,366		4,164,026

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
FUJIFILM HOLDINGS CORP	143,600		8,629,240
FUJITSU LTD	43,900		6,623,918
FUKUOKA FINANCIAL GROUP INC	89,000		2,100,021
FUTURES CASH COLLATERAL	2,833,000		2,833,000
GALAXY ENT GROUP LTD	681,000		3,815,554
GBL (GROUPE BRUXELLES LAMB) SA	1,433		112,667
GENMAB AS	2,810		1,055,368
GOODMAN GROUP STAPLED UNIT	87,200		1,503,388
GREAT WALL MOTOR CO LTD H	4,180,000		5,428,085
GREAT WEST LIFECO INC	7,708		255,140
GREENCORE GROUP PLC	749,900		921,927
GROWTHPOINT PROPERTIES INC	4,585,134		2,927,668
GRUPO FINANCIERO BANORTE SAB	469,900		4,725,289
GSK PLC	527,060		9,742,691
H&R REAL ESTATE INVT TR US	46,800		349,662
HAIER SMART HOME CO LTD	2,137,400		6,035,688
HANG LUNG PROPERTIES LTD	3,767,000		5,248,762
HANG SENG BANK LTD	28,474		332,017
HANNOVER RUECKVERSICHERUNGS SE(REGD)	15,705		3,750,109
HEADHUNTER GROUP INC ADR	119,484		325,209
HEIDELBERG MATERIALS AG	15,412		1,377,119
HELVETIA HOLDING AG	1,085		149,517
HITACHI LTD	108,100		7,797,000
HIWIN TECHNOLOGIES CORP	765,864		5,863,432
HL MANDO CO LTD	197,096		5,989,626
HON HAI PRECISION IND CO LTD	1,198,753		4,081,110
HONDA MOTOR CO LTD	751,000		7,808,270
HSBC HOLDINGS PLC	909,695		7,368,894
IA FINANCIAL CORP INC	2,877		196,128
IDEMITSU KOSAN CO LTD	135,500		737,562
IGM FINANCIAL INC	2,245		59,317
IIDA GROUP HOLDINGS CO LTD	77,600		1,162,074
IMPERIAL BRANDS PLC	427,280		9,838,785
INCHCAPE PLC	179,304		1,635,274
INDITEX SA	13,047		567,920
INDUSIND BANK LTD (DEMAT)	381,048		7,321,497
INDUSTRIVARDEN AB SER C	7,970		259,423
INFORMA PLC	249,175		2,481,176
ING GROEP NV	425,665		6,356,042
INTESA SANPAOLO SPA	1,215,184		3,546,262

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
INVESTOR AB SER B	18,145		420,071
IPSEN PROMESSES	4,146		621,906
IPSOS SA	30,000		1,879,475
ISRAEL DISCOUNT BANK LTD CL A	36,631		183,127
ISUZU MOTORS LTD	97,700		1,258,321
ITOCHU CORP	63,300		2,589,015
IVECO GROUP NV	89,600		805,753
IYOGIN HOLDINGS INC	44,100		499,799
J FRONT RETAILING CO LTD	34,800		316,655
JAMES HARDIE INDUSTRES PLC CDI	35,806		1,239,774
JAPAN PETROLEUM EXPLRN CO LTD	18,800		535,149
JAPAN POST HOLDINGS CO LTD	61,600		550,250
JAPAN POST INSURANCE CO LTD	7,400		131,416
JARDINE MATHESON HLD	43,000		1,772,030
JAZZ PHARMA PLC	18,800		2,312,400
JD.COM INC CL A	343,750		4,952,536
JERONIMO MARTINS & FILHO SGPS	64,480		1,640,049
JULIUS BAER GRUPPE AG	82,171		4,606,578
JYSKE BANK AS (REG)	10,907		781,760
KANSAI ELECTRIC POWER CO INC	223,900		2,972,630
KAO CORP	140,800		5,791,773
KASIKORNBANK PCL (FOR)	943,400		3,726,672
KBC GROUPE SA	6,579		426,477
KDDI CORP	81,500		2,592,972
KERING	12,193		5,370,724
KIA CORP	38,000		2,934,680
KINGFISHER PLC	1,550,752		4,809,228
KINROSS GOLD CORP	151,900		918,995
KLEPIERRE SA	3,760		102,443
KOKUYO CO LTD	24,700		401,857
KOMATSU LTD	194,800		5,095,194
KONGSBERG GRUPPEN ASA	16,769		768,147
KONINKLIJKE AHOLD DELHAIZE NV	80,100		2,300,413
KONINKLIJKE PHILIPS NV	678,499		15,793,276
KOREA INVESTMENT HLDGS CO LTD	127,613		6,041,330
KURITA WATER INDUSTRIES LTD	3,900		152,681
KYOCERA CORP	353,200		5,155,217
KYUSHU ELEC POWER CO INC	139,400		1,009,414
LARGAN PRECISION CO LTD	85,000		7,947,548
LAWSON INC	32,700		1,689,036

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
LEGRAND SA	28,396		2,949,825
LEONARDO SPA	33,330		462,969
LG ELECTRONICS INC	30,900		2,429,313
LG UPLUS CORP	228,485		1,805,138
LINDE PLC	7,844		3,221,609
LLOYDS BANKING GROUP PLC	18,585,065		11,302,238
LOGITECH INTL SA REG	16,220		1,538,205
LOOMIS AB	52,600		1,395,567
LUNDIN MINING CORP	380,400		3,111,985
MAGNA INTL INC	135,988		8,034,701
MANULIFE FINANCIAL CORP	158,862		3,510,418
MARKS & SPENCER GROUP PLC	51,100		177,427
MARUBENI CORP	162,000		2,560,404
MAZDA MOTOR CORP	215,500		2,328,470
MEDIA TEK INC	317,000		10,482,326
MEDIOBANCA SPA	17,722		219,217
MEDTRONIC PLC	30,330		2,498,585
METHANEX CORP	64,000		3,027,448
MICHELIN CL B (REG)	321,585		11,523,747
MINEBEA MITSUMI INC	152,700		3,139,014
MITSUBISHI ELECTRIC CORP ORD	517,200		7,332,502
MITSUBISHI HC CAPITAL INC	28,800		193,389
MITSUBISHI UFJ FINL GRP INC	643,200		5,526,502
MITSUI & CO LTD	69,100		2,757,966
MIZRAHI TEFAHOT BANK LTD	4,539		175,515
MIZUHO FINANCIAL GROUP INC	89,120		1,524,837
MONDI PLC	141,193		2,773,965
MORINAGA & CO LTD	7,000		127,018
MORINAGA MILK IND CO LTD	31,300		605,577
MS&AD INSURANCE GRP HLDGS INC	102,600		4,035,600
MUNICH REINSURANCE (REG)	12,939		5,357,932
NATIONAL AUSTRALIA BANK LTD	12,044		251,967
NATIONAL BANK OF CANADA DTC ELIGIBLE	36,653		2,793,821
NATWEST GROUP PLC	1,261,833		3,528,820
NEXON CO LTD	31,800		384,514
NEXT PLC	34,600		3,580,273
NGK INSULATORS LTD	7,300		87,263
NIKON CORP	25,300		163,362
NISSHIN SEIFUN GROUP INC	16,100		216,779
NN GROUP NV	46,873		1,698,231

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
NOKIA OYJ	1,351,908		4,554,923
NOMAD FOODS LTD	50,400		854,280
NOMURA HOLDINGS INC	80,600		364,529
NORDEA BANK ABP	231,937		2,869,358
NORTHERN STAR RESOURCES LTD	287,000		2,443,581
NOVARTIS AG (REG)	199,785		20,278,284
NOVO-NORDISK AS CL B	27,782		2,775,983
OLYMPUS CORP	167,800		2,428,340
ONO PHARMACEUTICAL CO LTD	40,200		717,328
OPEN TEXT CORPORATION	69,700		2,929,394
ORICA LTD	63,800		984,126
ORIX CORP	27,700		521,782
ORKLA ASA	43,633		338,589
OSB GROUP PLC	111,950		662,971
OTP BANK (REG)	113,855		5,185,469
OVERSEA-CHINESE BKG CORP LTD	109,699		1,080,574
PALADIN ENERGY LTD	256,200		171,969
PANDORA A/S	1,739		240,324
PERSEUS MINING LTD	746,400		940,973
PETRONAS CHEMICALS GROUP BHD	2,610,300		4,067,410
PHOENIX GROUP HOLDINGS PLC	26,567		181,238
PING AN INSURANCE CO LTD H	778,000		3,522,098
POPULAR INC	34,500		2,831,415
POSTE ITALIANE SPA	16,260		184,439
POWER CORP OF CANADA SUB VTG	14,936		427,097
PSP SWISS PROPERTY AG	4,108		574,402
PTT EXPLORATION & PROD (FOR)	1,960,300		8,575,416
PUBLIC BANK BHD (LOC) (MLAY)	4,184,400		3,906,654
PUBLICIS GROUPE SA	45,460		4,215,588
QBE INSURANCE GROUP LTD	63,597		641,838
RAIFFEISEN BANK INTERNTNL AG	62,312		1,284,297
RANDSTAD NV	119,467		7,480,551
RECKITT BENCKISER GROUP PLC	68,493		4,731,909
RELX PLC	50,010		1,982,477
REPSOL SA	38,633		573,628
RESONA HOLDINGS INC	820,000		4,166,879
REXEL SA	233,389		6,381,985
RHEINMETALL AG ORD	295		93,466
RIOCAN REAL ESTATE INV TR UNIT	35,700		673,105
ROCHE HOLDINGS AG (GENUSSCHEINE)	25,481		8,086,916

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ROLLS-ROYCE HOLDINGS PLC	85,325		325,952
ROUND ONE CORP	62,900		248,923
ROYAL BANK OF CANADA	21,281		2,152,110
RUSSEL METALS INC	2,600		203,902
RWE AG	13,710		623,266
SAAB AB CL B	3,500		210,846
SAINSBURY (J) PLC	1,421,398		5,482,461
SAMSUNG ELECTRONICS CO LTD	53,790		3,260,982
SANDOZ GROUP AG	5,520		177,601
SANDS CHINA LTD	1,605,600		4,698,464
SANOFI	164,223		16,272,948
SANTEN PHARMACEUTICAL CO LTD	162,300		1,617,245
SBI HOLDINGS INC	9,400		211,467
SCHRODERS PLC (NEW) ORD	15,782		86,481
SCOR SE	33,164		968,738
SCOUT24 SE	26,511		1,877,759
SECOM CO LTD	83,500		6,013,777
SECURE ENERGY SERVICES INC	26,200		101,769
SEKISUI CHEMICAL CO LTD	40,700		586,686
SEKISUI HOUSE LTD	123,800		2,663,311
SEVEN GROUP HOLDINGS LTD	33,600		844,889
SHELL PLC	674,624		22,152,890
SHIBAURA MACHINE CO LTD	29,500		584,028
SHIBAURA MECHATRONICS CORP	1,900		80,043
SHINHAN FINANCIAL GROUP CO LTD	288,729		8,952,682
SIAM CEMENT CO LTD (FOR)	167,600		2,395,172
SIBANYE STILLWATER LTD	3,454,974		4,702,958
SIEMENS AG (REGD)	7,928		1,487,159
SINGAPORE TELECOM LTD (SING)	4,065,700		7,649,654
SINO BIOPHARMACEUTICAL LTD	10,485,000		4,659,403
SK HYNIX INC	160,414		17,529,757
SK TELECOM LTD	130,786		5,060,299
SKANDINAVISKA ENSKI BK SER A	37,300		513,307
SKF AB SER B	146,600		2,925,881
SMITHS GROUP PLC	44,794		920,583
SMURFIT KAPPA GROUP PLC	70,466		2,791,139
SNAM SPA	1,919,074		9,861,905
SOCIETE GENERALE SA CL A	28,933		767,373
SOJITZ CORPORATION	62,600		1,606,053
SOMPO HOLDINGS INC	46,600		2,279,104

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SONY GROUP CORP	141,300		13,438,532
SOPRA STERIA GROUP	1,386		302,649
SPAREBANK 1 SR BK CAP CERTS	170,888		2,168,079
SPAREBANKEN VEST AS	79,385		854,804
SPECTRIS PLC	22,840		963,862
SSAB AB—CL B	164,800		1,423,749
SSE PLC	310,333		7,341,704
ST GOBAIN CIE DE	146,405		10,773,842
STANDARD CHARTERED PLC	478,260		4,063,688
STOREBRAND ASA CL A	78,810		698,437
SUBARU CORP	280,400		5,142,655
SUMITOMO MITSUI FINL GROUP INC	79,900		3,898,667
SUMITOMO MITSUI TR HLDGS INC	22,600		433,728
SUMITOMO RUBBER INDUSTRIES LTD	95,000		1,032,199
SUN LIFE FINANCIAL INC	11,454		594,030
SUNCORP GROUP LTD	80,135		756,321
SUZUKEN CO LTD	19,100		632,467
SVENSKA HANDELSBANKEN SER A	25,356		275,154
SWEDBANK AB A	67,181		1,354,137
SWIRE PACIFIC LTD CL A	243,000		1,879,260
SWISS RE LTD	21,996		2,473,030
SYDBANK AS	16,200		617,835
T&D HOLDINGS INC	86,600		1,376,080
TAIWAN SEMICONDUCTOR MFG CO LTD	407,000		7,862,877
TAKEDA PHARMACEUTICAL CO LTD	319,500		9,186,191
TALANX AKTIENGESELLSCHAFT	1,991		142,098
TCS GROUP HOLDING PLC GDR	42,529		714,487
TDK CORP	27,500		1,310,053
TECHNOLOGY ONE LIMITED	103,600		1,085,095
TECNOGLASS INC	6,300		287,973
TEEKAY CORP	42,580		304,447
TEEKAY TANKERS LTD CL A	22,775		1,138,067
TEIJIN LTD	116,400		1,103,323
TELE2 AB B SHS	82,181		752,026
TELEPERFORMANCE	55,186		8,044,827
TELSTRA GROUP LTD	581,800		1,258,330
TEMENOS AG	15,096		1,403,970
TENARIS SA (ITALY)	71,999		1,953,302
TESCO PLC	4,458,115		16,507,768
THAI BEVERAGE PUBLIC CO LTD	10,479,700		4,168,852

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
THAI UNION GROUP PCL (FOR)	9,765,500		4,286,247
THYSSENKRUPP AG COMM	206,939		1,538,375
TIM SA	1,539,200		5,681,377
TINGYI (CAYMAN ISL) HLDG CORP	3,596,000		4,384,186
TISCO FINANCIAL GROUP PCL(FOR)	267,900		781,947
TOHOKU ELECTRIC POWER INC	196,100		1,211,886
TOKIO MARINE HOLDINGS INC	39,500		988,621
TOKYO ELECTRON LTD	8,500		1,522,465
TORAY INDUSTRIES INC	658,700		3,424,773
TORONTO-DOMINION BANK	70,513		4,556,298
TOTALENERGIES SE	52,680		3,582,415
TOYODA GOSEI CO	47,200		885,586
TOYOTA INDUSTRIES CORP	101,500		8,278,369
TRAVIS PERKINS PLC	374,785		3,958,385
TREVI FINANZIARIA IND SPA	137,907		47,576
TUI AG (GB)	150,011		1,169,831
UBS GROUP AG	221,706		6,880,122
UNICREDIT SPA	70,302		1,906,487
UNIPOL GRUPPO SPA	134,939		768,962
UNITED OVERSEAS BANK (LOC)	591,254		12,745,729
UPL LTD	582,442		4,110,182
VERMILION ENERGY INC	31,000		373,860
VIBRA ENERGIA SA	1,394,700		6,534,785
VINCI SA	27,429		3,505,874
VIVENDI	20,900		223,250
VODAFONE GROUP PLC	2,059,749		1,800,015
VOLKSWAG PFD PERP	28,355		3,499,620
VOPAK (KON) NV	29,861		831,402
WARTSILA	5,810		84,183
WEICHAI POWER CO LTD H	3,683,000		5,983,521
WESTON GEORGE LTD	2,300		285,536
WESTPAC BANKING CORP	79,658		1,243,079
WH GROUP LTD	7,589,787		4,898,832
WHITBREAD PLC	19,235		896,374
WHITECAP RESOURCES INC	97,000		564,312
WOLTERS KLUWER NV	6,537		445,700
WORLDLINE SA	7,231		125,088
WPP PLC NEW (UK)	770,946		7,399,628
WSP GLOBAL INC	600		84,106
XINYI GLASS HOLDING CO LTD	2,723,000		3,054,810

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
YARA INTERNATIONAL ASA	75,000		2,666,365
ZURICH INSURANCE GROUP AG	1,847		965,390
Common Collective Trusts
FID BANK TRST ST INV FUND	2,171,554		2,171,554
SSBK GOVT STIF FUND	69,596,319		69,596,319

International Value Account Total			1,319,030,741

Total Investments			52,943,036,579

Participant Loans** Interest 3.25%-10.00%, maturing through October 2046			236,839,722

Total			$53,179,876,301

*	Information not presented because investments are participant directed

**	Party-in-interest

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Employer ID No: 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2023

Participant Contributions Transferred Late to Plan	Total That Constitute Non-exempt Prohibited Transactions			Total Fully Corrected VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 36,284	$ 0	$ 36,284*	$ 0	$ 0

*	Represents delinquent participant contributions and loan repayments from 2022 pay periods corrected in 2023.